                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [  ]

                  Pre-Effective Amendment No. ___                [  ]

                  Post-Effective Amendment No.  11               [  ] 333-57681

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                                              [  ]

                  Amendment No. 1                             [  ] 811-08833

                        (Check appropriate box or boxes)

                        WRL SERIES LIFE CORPORATE ACCOUNT
                           (Exact name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)

                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
              (Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (610) 439-5253

(Name and complete address
of agent for service)                           Copy to:

Thomas E. Pierpan, Esq.                         Frederick R. Bellamy, Esq.
Western Reserve Life Assurance Co. of Ohio      Sutherland Asbill & Brennan LLP
570 Carillon Parkway                            1275 Pennsylvania Avenue, N.W.
St. Petersburg, Florida  33716                  Washington, DC  20004-2415

             It is proposed that his filing will become effective:

             [ ] immediately upon filing pursuant to paragraph (b)
             [ ] on (date) pursuant to paragraph (b)
             [ ] 60 days after filing pursuant to paragraph (a)(1)
             [X] on April 21, 2003 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

    Title of securities being registered: Individual variable adjustable life insurance policies.

P R O S P E C T U S
___________, 2003

                                WRL ADVANTAGE IV
                                 ISSUED THROUGH
                       WRL SERIES LIFE CORPORATE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                  ADMINISTRATIVE OFFICE 4333 EDGEWOOD ROAD NE
                             CEDAR RAPIDS, IA 52499
                         1-888-804-8461 (610) 439-5253

            AN INDIVIDUAL VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the WRL Advantage IV, an individual variable adjustable life insurance policy (the "Policy") offered by Western Reserve Life Assurance Co. of Ohio, a Transamerica Company and a member of the AEGON Insurance Group. You may allocate amounts under the Policy to one or more of the subaccounts of the WRL Series Life Corporate Account. Each subaccount invests its assets in one of the following corresponding mutual fund portfolios:

DEUTSCHE ASSET MANAGEMENT VIT FUNDS                                    JANUS ASPEN SERIES
[ ]  Scudder Small Cap Index Fund                                      [ ]  Growth Portfolio
[ ]  Scudder Equity 500 Index Fund                                     [ ]  Capital Appreciation Portfolio
[ ]  Scudder EAFE(R)Equity Index Fund                                  [ ]  Worldwide Growth Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS                             [ ]  Aggressive Growth Portfolio
[ ]  Growth Opportunities Portfolio                                    [ ]  Flexible Income Portfolio
[ ]  Contrafund(R)Portfolio                                            [ ]  International Growth Portfolio
[ ]  Growth Portfolio                                                  T. ROWE PRICE EQUITY SERIES, INC.
[ ]  Balanced Portfolio                                                [ ]  T. Rowe Price Mid-Cap Growth Portfolio
[ ]  High Income Portfolio                                             [ ]  T. Rowe Price Equity Income Portfolio
[ ]  Money Market Portfolio                                            [ ]  T. Rowe Price New America Growth Portfolio
PIMCO VARIABLE INSURANCE TRUST                                         [ ]  T. Rowe Price Blue Chip Growth Portfolio
[ ]  Short-Term Portfolio (Institutional Class)                        T. ROWE PRICE INTERNATIONAL SERIES, INC.
[ ]  Total Return Portfolio (Institutional Class)                      [ ]  T. Rowe Price International Stock Portfolio
[ ]  StocksPLUS Growth and Income Portfolio (Institutional Class)      VANGUARD VARIABLE INSURANCE FUND
INVESCO VARIABLE INVESTMENT FUNDS, INC.                                [ ]  Vanguard VIF Money Market Portfolio
[ ]  INVESCO VIF - Growth Fund                                         [ ]  Vanguard VIF Short-Term Corporate Portfolio
[ ]  INVESCO VIF - Dynamics Fund                                       [ ]  Vanguard VIF Total Bond Market Index Portfolio
[ ]  INVESCO VIF - Financial Services Fund                             [ ]  Vanguard VIF High Yield Bond Portfolio
[ ]  INVESCO VIF - Small Company Growth Fund                           [ ]  Vanguard VIF Balanced Portfolio
[ ]  INVESCO VIF - Technology Fund                                     [ ]  Vanguard VIF Equity Income Portfolio
[ ]  INVESCO VIF - Telecommunications Fund                             [ ]  Vanguard VIF Equity Index Portfolio
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.                                [ ]  Vanguard VIF Diversified Value Portfolio
[ ]  Emerging Markets Equity Portfolio                                 [ ]  Vanguard VIF Mid-Cap Index Portfolio
[ ]  Emerging Markets Debt Portfolio                                   [ ]  Vanguard VIF Growth Portfolio
[ ]  Mid Cap Value Portfolio                                           [ ]  Vanguard VIF Small Company Growth Portfolio
ROYCE CAPITAL FUND                                                     [ ]  Vanguard VIF International Portfolio
[ ]  Royce Micro-Cap Portfolio                                         [ ]  Vanguard VIF REIT Index Portfolio
[ ]  Royce Small-Cap Portfolio                                         [ ]  Vanguard VIF Capital Growth Portfolio
                                                                       [ ]  Vanguard VIF Total Stock Market Index Portfolio

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

A prospectus for the portfolios of the fund must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS


Policy Benefits/Risks Summary......................................................................................      1
    Policy Benefits................................................................................................      1
       The Policy in General.......................................................................................      1
       Flexible Premiums...........................................................................................      1
       Free-Look Period............................................................................................      1
       Variable Life Insurance Benefit.............................................................................      1
       Cash Value..................................................................................................      2
       Transfers...................................................................................................      2
       Loans.......................................................................................................      2
       Partial Withdrawals and Surrenders..........................................................................      2
       Tax Benefits................................................................................................      3
       Personalized Illustrations..................................................................................      3
    Policy Risks...................................................................................................      3
       Investment Risks............................................................................................      3
       Risk of Lapse...............................................................................................      3
       Tax Risks (Income Tax and MEC)..............................................................................      4
       Loan Risks..................................................................................................      4
Portfolio Risks....................................................................................................      4
Fee Tables.........................................................................................................      5
Western Reserve, The Separate Account, and the Portfolios..........................................................      8
Western Reserve....................................................................................................      8
         The Separate Account......................................................................................      8
         The Portfolios............................................................................................      9
         Your Right to Vote Portfolio Shares.......................................................................     12
Charges and Deductions.............................................................................................     12
         Premium Charge............................................................................................     13
         Monthly Deduction.........................................................................................     14
         Administrative Charges....................................................................................     16
         Partial Withdrawal Charge.................................................................................     16
         Loan Interest.............................................................................................     16
         Transfer Charge...........................................................................................     16
         Taxes.....................................................................................................     17
         Portfolio Expenses........................................................................................     17
The Policy.........................................................................................................     17
         Ownership Rights..........................................................................................     17
         Modifying the Policy......................................................................................     17
         Purchasing a Policy.......................................................................................     18
         Replacement of Existing Insurance.........................................................................     18
         When Insurance Coverage Takes Effect......................................................................     18
         Free-Look Period..........................................................................................     18
         Backdating a Policy.......................................................................................     19
Policy Features....................................................................................................     19
    Premiums.......................................................................................................     19
         Allocating Premiums.......................................................................................     19
         Premium Flexibility.......................................................................................     20
         Planned Periodic Payments.................................................................................     20
         Premium Limitations.......................................................................................     20
         Making Premium Payments...................................................................................     20

            This Policy is not available in the State of New York.

Transfers..........................................................................................................     21
         General...................................................................................................     21
         Asset Rebalancing Program.................................................................................     22
         Third Party Asset Allocation Services.....................................................................     23
Policy Values......................................................................................................     24
         Cash Value................................................................................................     24
         Net Cash Value............................................................................................     24
         Subaccount Value..........................................................................................     24
         Accumulation Units........................................................................................     24
         Accumulation Unit Value...................................................................................     24
         Net Investment Factor.....................................................................................     24
Life Insurance Benefit.............................................................................................     24
         Life Insurance Benefit Proceeds...........................................................................     24
         Life Insurance Benefit....................................................................................     25
         Choosing Life Insurance Benefit Options...................................................................     26
         Changing the Life Insurance Benefit Option................................................................     26
         How Life Insurance Benefits May Vary in Amount............................................................     27
         Changing the Face Amount..................................................................................     27
         Decreasing the Face Amount................................................................................     27
         Increasing the Face Amount................................................................................     27
         Duration of the Policy....................................................................................     27
         Payment Options...........................................................................................     28
Surrenders and Partial Withdrawals.................................................................................     28
         Surrenders................................................................................................     28
         Partial Withdrawals.......................................................................................     28
         Loans.....................................................................................................     29
         General...................................................................................................     29
         Interest Rate Charged.....................................................................................     29
         Loan Account Interest Rate Credited.......................................................................     30
         Indebtedness..............................................................................................     30
         Repayment of Indebtedness.................................................................................     30
         Effect of Policy Loans....................................................................................     30
Policy Lapse and Reinstatement.....................................................................................     30
         Lapse.....................................................................................................     30
         Reinstatement.............................................................................................     31
Policy Termination.................................................................................................     31
Federal Income Tax Considerations..................................................................................     31
         Tax Status of the Policy..................................................................................     31
         Tax Treatment of Policy Benefits..........................................................................     32
Other Policy Information...........................................................................................     34
         Payments We Make..........................................................................................     34
         Split Dollar Arrangements.................................................................................     34
Supplemental Benefits (Riders).....................................................................................     35
         Term Insurance Rider......................................................................................     35
Additional Information.............................................................................................     36
         Sale of the Policies......................................................................................     36
         State Variations..........................................................................................     36
         Legal Proceedings.........................................................................................     36
         Financial Statements......................................................................................     36
Table of Contents of the Statement of Additional Information.......................................................     36
Glossary ..........................................................................................................     38
Appendix A - Annual Portfolio Operating Expenses...................................................................     40
Prospectus Back Cover..............................................................................................     43

         Personalized Illustrations of Policy Benefits.............................................................     43
         Inquiries.................................................................................................     43

POLICY BENEFITS/RISKS SUMMARY                                  WRL ADVANTAGE IV


         This summary describes the Policy's important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.


POLICY BENEFITS


THE POLICY IN GENERAL

- The WRL Advantage IV is an individual variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

- Under Western Reserve's current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

         - A minimum of five (5) Policies are issued, each on the life of a different insured; OR

         - The aggregate annualized first-year planned premium for all Policies is at least $100,000.

- The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.

- Separate account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

FLEXIBLE PREMIUMS

- You select a premium payment plan, but the plan is flexible - you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

- You increase your risk of lapse if you do not regularly pay premiums, however, failing to pay premiums alone will not cause the Policy to lapse and PAYING THE PLANNED PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. Under certain circumstances, extra premiums may be required to prevent lapse.

FREE-LOOK PERIOD

- Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of the Policy's cash value as of the date the Policy is returned or the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or hold the premium in the general account until the end of the free-look period.

VARIABLE LIFE INSURANCE BENEFIT

- If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the specified amount of insurance you select (the "face amount"), the life insurance benefit option you chose, and any additional insurance provided by riders you purchase.

- CHOICE AMONG LIFE INSURANCE BENEFIT OPTIONS. You must choose one of three life insurance benefit options. We offer the following:

         -        Option 1 is the greater of:

                  ->       the face amount of the Policy, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

         -        Option 2 is the greater of:

                  -> the face amount of the Policy, plus the Policy's cash value on the date of the insured's death, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

         -        Option 3 is the greater of:

                  -> the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

We will reduce the life insurance benefit proceeds by any outstanding loan amount and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

- Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

- CHANGE IN LIFE INSURANCE BENEFIT OPTION AND FACE AMOUNT. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our administrative office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and
         3. Changing the life insurance benefit option or the face amount may have tax consequences.

CASH VALUE

- Cash value is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

TRANSFERS

- You can transfer cash value among the subaccounts. You may make transfers in writing, or by fax.

- We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

-        An asset rebalancing program is available.

LOANS

- After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy for up to 90% of the cash value MINUS any indebtedness. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. The minimum loan amount is generally $500.

- For Policies issued on or after January 28, 2002, we currently charge interest of 4.70% annually in Policy Years 1-17 and 4.20% annually in Policy Years 18+, payable in arrears, on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 6.00%. Interest is added to the amount of the loan to be repaid. Different current loan interest rates apply for Policies issued prior to January 28, 2002.

- To secure the loan, we transfer the requested amount of the loan plus interest for one year in advance from the subaccounts to a loan account. The loan account is part of the general account. We will credit 4.00% interest annually on amounts in the loan account.

- Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is modified endowment contract.

PARTIAL WITHDRAWALS AND SURRENDERS

- You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

- We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.

- If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced.

- You may fully surrender the Policy at any time before the insured's death. Life insurance coverage will end. You will receive the net cash value (cash value MINUS any outstanding indebtedness). There are no surrender charges on this Policy.

-        A partial withdrawal or surrender may have tax consequences.

TAX BENEFITS

We intend for the Policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, as noted above, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receive of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the subaccounts are not taxable transactions.

PERSONALIZED ILLUSTRATIONS

You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

- understand the long-term effects of different levels of investment performances,

-        understand the charges and deductions under the Policy, and;

-        compare the Policy to other life insurance policies.

These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.


POLICY RISKS


INVESTMENT RISKS

         The Policy allows you to allocate your Policy's cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums.

RISK OF LAPSE

         Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (that is, the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due. Your Policy will lapse unless you make a sufficient payment during the late period.

         If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk a lapse.

         A Policy lapse may have adverse tax consequences.

         You may reinstate this Policy within five years after it has lapsed (and prior to the insured's reaching age 100), if the insured meets the insurability requirements and you pay the amount we require.

TAX RISKS (INCOME TAX AND MEC)

         We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the life insurance benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

         Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then partial withdrawals, surrenders, pledges and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders, pledges and loans taken before you reach age 59 1/2. If a Policy is not treated as a MEC, partial withdrawals and surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

LOAN RISKS

         A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and place that amount in the loan account as collateral. We then credit a fixed interest rate of 4.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts, the effect could be favorable or unfavorable.

         We also currently charge interest on Policy loans at a rate of 4.70% annually in Policy years 1-17 and 4.20% annually in Policy years 18+, payable in arrears. This charge may increase, but will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

         A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result.

         If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.


PORTFOLIO RISKS


         A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

         There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES


         The following tables describe the fees and expenses that are payable when buying and owning a Policy purchased on or after January 28, 2002. Policies issued before January 28, 2002 have different fees and expenses. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a typical policyowner with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

         The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy or transferring Policy cash value among the subaccounts.

                                TRANSACTION FEES


                                                            AMOUNT DEDUCTED             AMOUNT DEDUCTED
                                                          MAXIMUM GUARANTEED           CURRENT CHARGE AT
                                WHEN CHARGE IS            CHARGE THE POLICY              TIME OF POLICY
CHARGE                             DEDUCTED                    ALLOWS                        ISSUE
------                          --------------            ------------------           -----------------

PERCENT OF PREMIUM LOAD      Upon receipt of premium    11.50% of each premium     11.50% of premium received
                                                        received up to the         up to target premium and
                                                        target premium(1) in all   1.00% of premium received
                                                        years; 4.50% of premium    in excess of target
                                                        received in excess of      premium in  Policy year 1;
                                                        target premium in policy   6.00% of premium received
                                                        year 1 and 7.50% of        up to target premium and
                                                        premium received in        0.50% of premium received
                                                        excess of target premium   in excess of target
                                                        in Policy years 2+         premium in Policy years
                                                                                   2-7; 2.10% of premium
                                                                                   received up to target
                                                                                   premium and 0.50% of premium
                                                                                   received in Policy years
                                                                                   8-10; 0.50% of all premium
                                                                                   received in Policy years 11+

PARTIAL WITHDRAWAL CHARGE    Upon withdrawal            2.00% of the amount        We do not currently impose
                                                        withdrawn, not to exceed   the partial withdrawal
                                                        $25.00                     charge

TRANSFER CHARGE              Upon each transfer         First 12 transfers in a    We do not currently impose
                             beyond 12 transfers in     Policy year are free,      the transfer charge
                             any Policy year            and we reserve the right
                                                        to charge $25.00 for
                                                        each subsequent transfer

LOAN INTEREST SPREAD(2)      On Policy anniversary or   2.00% (annually)           0.70% (annually) in Policy
                             earlier, as applicable(3)                             years 1 - 17; 0.80%
                                                                                   (annually) in Policy years
                                                                                   18+


(1) The "target premium" is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured's gender, issue age and underwriting class.

(2) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 6.00% annually) and the amount of interest we credit to the amount in your loan account (which is 4.00% annually).

(3) While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured's death. Different Policy loan interest rates apply to Policies issued before January 28, 2002.

         The table below describes the fees and expenses that a Policy owner will pay periodically during the time that he or she owns the Policy, not including portfolio fees and expenses.

          PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES(1)


                                                               AMOUNT DEDUCTED                AMOUNT DEDUCTED
                                  WHEN CHARGE IS        MAXIMUM GUARANTEED CHARGE THE    CURRENT CHARGE AT TIME OF
CHARGE                               DEDUCTED                   POLICY ALLOWS                   POLICY ISSUE
------                            --------------        -----------------------------    -------------------------

MONTHLY POLICY CHARGE         On the effective date   $16.50 in the first Policy year    $16.50 in the first
                              and on each monthly     and $10.00 in Year 2+              Policy year and $4.00 in
                              deduction day                                              Year 2+

COST OF INSURANCE(2)          On the effective date
                              and on each monthly
                              deduction day
   -  Minimum Charge                                  $0.09 per month per $1000 of net   $0.0138 per month per
                                                      amount at risk(3) (Female, NT,     $1000 of net amount at
                                                      Age 20, Medical Issue)             risk (Female, NT, Age 20,
                                                                                         Medical Issue)

   -  Maximum Charge                                  $83.33 per month per $1000         $33.04 per month per
                                                      of net amount at risk (Male, T,    $1000 of net amount at
                                                      Age 99, Guaranteed Issue)          risk (Male, T, Age 99,
                                                                                         Guaranteed Issue)

   -  Charge for a Male,                              $0.50 per month per $1000 of net   $0.11 per month per $1000
      age 48, Guarantee                               amount at risk                     of net amount at risk
      Issue, during the
      first Policy year

MORTALITY AND EXPENSE RISK    On the effective date   0.90% (annually) of the average    0.70% (annually) of the
CHARGE                        and on each monthly     cash value on each valuation day   average cash value on
                              deduction day                                              each valuation day Policy
                                                                                         years 1 - 17, and 0.20%
                                                                                         (annually) of the average
                                                                                         cash value on each
                                                                                         valuation day in Policy
                                                                                         years 18+

DEFERRED SALES CHARGE         Annually, on each       1.50% of all premium received      1.50% of the premium
                              Policy anniversary      in Policy year 1                   received up to target
                              during Policy years                                        premium in Policy year 1,
                              2 - 7                                                      and 0.40% of premium
                                                                                         received in excess of
                                                                                         target premium in Policy
                                                                                         year 1

(1) Different charges apply to Policies issued before May 1, 2001, and to policies issued before January 28, 2002.

(2) Cost of insurance rates vary based on the insured's age at issue, sex, underwriting class and Policy year. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the administrative office listed on the back cover.

(3) The net amount at risk equals the life insurance benefit on a monthly deduction day, divided by 1.0032737, minus the cash value as of the monthly deduction day.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


                                 WHEN CHARGE IS              AMOUNT DEDUCTED               AMOUNT DEDUCTED
CHARGE                              DEDUCTED            MAXIMUM GUARANTEED CHARGE          CURRENT CHARGE
------                           --------------         -------------------------          ---------------

RIDER CHARGES:(4)

TERM LIFE INSURANCE RIDER      On the effective date
                               and on each monthly
                               deduction day
   -   Minimum Charge                                   $0.06 per month per          $0.0138 per month per $1000 of
                                                        $1000 of net amount at       net amount at risk
                                                        risk

   -   Maximum Charge                                   $83.33 per month per         $33.04 per month per $1000 of
                                                        $1000 of net amount at       net amount at risk
                                                        risk

   -   Charge for a Male,                               $0.50 per month per          $0.11 per month per $1000 of
       age 48, Guarantee                                $1000 of net amount at       net amount at risk
       Issue                                            risk


(4) Charges for the riders vary based on the insured's issue or actual age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the administrative office listed on the back cover.

         The next two tables describe the fees and expenses deducted from portfolio assets during the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in the future.

         The first table shows the minimum and maximum total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2002. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.


TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                          MINIMUM              MAXIMUM
-----------------------------------------                          -------              -------

(expenses that are deducted from portfolio assets,                   0.18%               2.32%
including management fees, distribution (12b-1) and other
expenses)

WESTERN RESERVE, THE SEPARATE ACCOUNT AND THE PORTFOLIOS


WESTERN RESERVE

         Western Reserve Life Assurance Co. of Ohio is the insurance company issuing the Policy. Western Reserve's main office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716. Western Reserve's administrative office for this Policy is located at 4333 Edgewood Rd. NE, Cedar Rapids, Iowa 52499. We are obligated to pay all benefits under the Policy.

THE SEPARATE ACCOUNT

         The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

         The separate account is divided into subaccounts, each of which invests in shares of a specific mutual fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

         Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

         CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

         - Remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;

         -        Add new portfolios or remove existing portfolios;

         - Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investments or if we determine that investment in a portfolio is no longer appropriate in light of the purposes of the separate account;

         - Close subaccounts to allocations of new premiums by existing or new Policyowners at any time in our discretion;

         - Make subaccounts (including new subaccounts) available to such classes of Policies as we may determine;

         - Transfer assets supporting the Policies from one subaccount to another or from the separate account to another separate account;

         - Combine the separate account with other separate accounts, and/or create new separate accounts;

         - Deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;

         - Manage the separate account under the direction of a committee at any time;

         - Make any changes required by the 1940 Act or other applicable law or regulation; and

         - Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

         The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

THE PORTFOLIOS

         The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series mutual fund which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

         Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

         Each portfolio's investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). FOR EXAMPLE, AN INVESTMENT IN A MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY AND, DURING PERIODS OF LOW INTEREST RATES, THE YIELDS OF MONEY MARKET SUBACCOUNTS MAY BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE. Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE PORTFOLIO PROSPECTUSES. YOU MAY OBTAIN A FREE COPY OF THE PORTFOLIO PROSPECTUSES BY CONTACTING US AT 1-888-804-8461. YOU SHOULD READ THE MUTUAL FUND PROSPECTUSES CAREFULLY.


Scudder VIT Funds                            -   Small Cap Index seeks to match, as closely as possible (before the
managed by Deutshe                               deduction of expenses) the performance of the Russell 2000 Index, which
Asset Management, Inc.                           emphasizes stocks of small US companies.
                                             -   Equity 500 Index seeks to match, as closely as possible (before the deduction of expenses), the performance of the S&P 500 Index, which emphasizes stocks of large US companies.
                                             -   EAFE(R) Equity Index seeks to match, as closely as possible, before the deduction of expenses, the performance of the EAFE(R) Index, which measures international stock market performance.

Fidelity Variable Insurance                  -   Growth Opportunities seeks to provide capital growth.
Products Funds - Initial Class               -   Contrafund(R)seeks long-term capital appreciation.
managed by Fidelity Management               -   Growth seeks to achieve capital appreciation.
& Research Company                           -   Balanced seeks both income and growth of capital.
                                             -   High Income seeks a high level of current income while also considering growth of capital.
                                             -   Money Market seeks as high a level of current income as is consistent with preservation of capital and liquidity.

PIMCO Variable Insurance                     -   Short-Term (Institutional Class) seeks to obtain maximum current
Trust                                            income consistent with preservation of capital and daily liquidity by
Managed by Pacific Investment                    investing under normal circumstances at least 65% of its assets in a
Management Company LLC                           diversified portfolio of Fixed Income instruments of varying maturities.
                                             -   Total Return (Institutional Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management by investing  under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.
                                             -   StocksPLUS Growth and Income (Institutional Class) seeks to achieve a total return which exceeds the total return performance of the S&P 500.

T. Rowe Price Equity Series, Inc.            -   T. Rowe Price Mid-Cap Growth seeks to provide long-term capital
Managed by T. Rowe Price                         appreciation by investing in mid-cap stocks with potential for
Associates, Inc.                                 above-average earnings growth.
                                             -   T. Rowe Price Equity Income seeks to provide substantial dividend income as well as long-term growth of capital through
                                                 investments in the common stocks of established companies.
                                             -   T. Rowe Price New America Growth seeks to provide long-term growth of capital by investing primarily in the common stocks of companies operating in sectors T. Rowe Price believes will be the fastest growing in the United States.
                                             -   Blue Chip seeks long-term growth of capital by investing in the common stocks of large and medium-sized blue chip growth companies, income is a secondary objective.

T. Rowe Price International                  -   T. Rowe Price International Stock seeks long-term growth of capital
Series, Inc.                                     through investments primarily in the common stocks of established
Managed by T. Rowe Price                         non-U.S. companies.
International, Inc.

Janus Aspen Series                           -   Growth seeks long-term growth of capital in a manner consistent with
Managed by Janus Capital                         the preservation of capital by investing primarily in common stocks
Management LLC                                   selected for their growth potential.
                                             -   Capital Appreciation seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential.
                                             -   Worldwide Growth seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world.
                                             -   Aggressive Growth seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.
                                             -   Flexible Income seeks to obtain maximum total return, consistent with preservation of capital by primarily investing in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock.
                                             -   International Growth seeks long-term growth of capital by investing under normal circumstances at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United
                                                 States.

INVESCO Variable                             -   INVESCO VIF - Growth Fund seeks long-term capital growth and current
Investment Funds, Inc.                           income by investing at least 65% of its assets in common stocks of large
Managed by INVESCO Funds                         companies.
Group, Inc.                                  -   INVESCO VIF - Dynamics Fund seeks capital appreciation by investing at least 65% of its assets in common stocks of mid-sized companies.
                                             -   INVESCO VIF - Financial Services seeks capital appreciation by normally investing at least 80% of its assets in the equity securities of companies involved in the financial services sector.
                                             -   INVESCO VIF - Small Company Growth Fund seeks to achieve growth of capital by normally investing at least 80% of its assets in equity securities of small capitalization companies.
                                             -   INVESCO VIF - Technology Fund seeks capital growth by normally investing at least 80% of its assets in equity securities and equity-related instruments of companies engaged in technology-related industries.
                                             -   INVESCO VIF - Telecommunications Fund seeks capital appreciation by normally investing at least 80% of its assets in the equity securities of companies that are engaged in the design, development, manufacture, distribution or sale of communications services and equipment, and companies that are involved supplying equipment or services to such companies.

The Universal                                -   Emerging Markets Debt seeks high total return by investing primarily
Institutional Funds, Inc.                        in fixed income securities of government and government-related issuers
Managed by Morgan Stanley                        and, to a lesser extent, of corporate issuers in emerging market countries.
Investment Management                        -   Emerging Markets Equity seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.
                                             -   Mid Cap Value seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Vanguard Variable Insurance                  -   Money Market seeks to provide income while maintaining liquidity and
Fund                                             a stable share price of $1.  An investment in the Portfolio is not
Managed by the following:                        insured or guaranteed by the FDIC or any other government agency.
                                                 Although the Portfolio seeks to preserve the value of your investment at
Money Market, Short-Term Corporate               $1 per share, it is possible to lose money by investing in the Portfolio.
and Total Bond Market Index -                -   Short Term Corporate seeks income while maintaining a high degree of
Vanguard's Fixed Income Group                    stability of principal.
                                             -   Total Bond Market Index seeks to provide a higher level of income by
High Yield Bond and Balanced -                   attempting to match the performance of a broad-based market index of
Wellington Management Company, LLP               publicly traded, investment-grade bonds.
                                             -   High Yield Bond seeks to provide a higher level of income by
Equity Index, Mid-Cap Index,                     investing primarily in a diversified group of high-yielding, higher-risk
Total Stock Market Index and                     corporate bonds with medium- and lower-range credit-quality ratings,
REIT Index - Vanguard's                          commonly known as "junk bonds".
Quantitative Equity Group                    -   Balanced seeks to conserve capital, while providing moderate income and moderate long-term growth of capital and income.
Equity Income - Newell Associates            -   Equity Income seeks to provide a relatively high level of current income and the potential for long-term growth of capital and income.
Diversified Value - Barrow, Hanley,          -   Diversified Value seeks to provide long-term growth of capital and a
Mewhinney & Strauss                              moderate level of dividend income.
                                             -   Equity Index seeks to provide long-term growth of capital and income
Growth - Alliance Capital                        by attempting to match the performance of a broad-based market index of
Management, L.P.                                 stocks of large U.S. companies.
                                             -   Mid-Cap Index seeks to provide long-term growth of capital by attempting
Small Company Growth - Granahan                  to match the performance of a broad-based market index of stocks of
Investment Management, Inc. and                  medium-size U.S. companies.
Grantham, Mayo, Van Otterloo & Co LLC        -   Growth seeks to provide long-term growth of capital by investing primarily in large-capitalization stocks of high-quality, seasoned U.S.
International - Schroder Investment              companies with records or superior growth.
Management North America Inc.                -   Small Company Growth seeks to provide long-term growth of capital by investing primarily in the stocks of smaller companies (which, at the time of
Capital Growth - PRIMECAP                        purchase, typically have a market value of less than $1-$2 billion).
Management Company                           -   International seeks to provide a long-term growth of capital by investing primarily in the stocks of seasoned companies located outside of the
                                                 United States.
                                             -   REIT Index seeks to provide a high level of income and moderate long-term growth of capital.
                                             -   Total Stock Market Index seeks to match the performance of a benchmark index that measures the investment return of the overall stock market.
                                             -   Capital Growth seeks to provide long-term growth of capital.

Royce Capital Fund                          -    Royce Small-Cap seeks long-term growth of capital as its primary
Managed by Royce and Associates Inc.             investment goal and current income as its secondary goal by investing assets primarily in a limited number of equity securities issued by small companies with stock market capitalization between $400 million and $2 billion.
                                            -    Royce Micro-Cap seeks long-term growth of capital by investing assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies (companies with stock market capitalization less than $400 million).


         We may receive payments or revenues from some of all of the portfolios or their investment advisors (or their affiliates) in connection with administration, distribution or other services provided with respect to the portfolios and their availability through the Policy. The amount we receive, if any, may be different for different portfolios, may depend on how much of our cash value is invested in the applicable portfolios, and may be substantial. Currently these payments range from 0% to 0.25% of our investment in the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

         Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

         Before a vote of a portfolio's shareholders occurs, you will receive voting materials from in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premiums or cash value are allocated. The number of votes for each subaccount is determined by dividing the Policy's subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

         If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and reasons we took such action in the next semi-annual report for the appropriate portfolio.


CHARGES AND DEDUCTIONS


         This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; (3) the risks we assume; and (4) our profit expectations.

SERVICES AND BENEFITS WE            -        the life insurance benefit, cash
PROVIDE UNDER THE POLICY:                    value and loan benefits;
                                    -        investment options, including net
                                             premium allocations;
                                    -        administration of elective
                                             options; and
                                    -        the distribution of reports to
                                             owners.

COSTS AND EXPENSES WE INCUR:        -        costs  associated with processing
                                             and underwriting applications and
                                             changes in face amount and riders;
                                    -        expenses of issuing and
                                             administering the Policy
                                             (including any Policy riders);
                                    -        overhead and other expenses for
                                             providing services and benefits
                                             and sales and marketing expenses,
                                             including
                                             compensation paid in connection
                                             with the sale of the Policies;
                                             and
                                    -        other costs of doing business,
                                             such as collecting premiums,
                                             maintaining records, processing
                                             claims, effecting transactions,
                                             and paying federal, state and
                                             local premium and other taxes and
                                             fees.

RISKS WE ASSUME:                    -        that the charges we may deduct
                                             may be insufficient to meet our
                                             actual claims because insureds
                                             die sooner than we estimate; and
                                    -        that the costs of providing the
                                             services and benefits under the
                                             Policies may exceed the charges we
                                             are allowed to deduct.

         Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM CHARGE

         We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts. The expenses deducted from your premium are intended to compensate us for sales expenses including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

PERCENT OF PREMIUM LOAD             -        Target premium is the amount of
                                             premium used to determine the
                                             charge applied to premium
                                             payments. Under most
                                             circumstances, the target premium
                                             is the maximum premium that can be
                                             paid in a Policy year without the
                                             Policy becoming a modified
                                             endowment contract. Premiums paid
                                             in excess of target premium may
                                             have adverse tax consequences.
                                             Target premium varies depending on
                                             the insured's gender, issue age,
                                             and underwriting class and is
                                             listed on your Policy's
                                             specification page.

                                             For Policies issued on or after
                                             January 28, 2002, the percent of
                                             premium load currently equals:

                                             ->       11.50% of premium
                                                      received up to target
                                                      premium and 1.00% of
                                                      premium received in
                                                      excess of target premium
                                                      in Policy Year 1; and
                                             ->       6.00% of premium received
                                                      up to target premium and
                                                      0.50% of premium received
                                                      in excess of target
                                                      premium in Policy years
                                                      2-7; and
                                             ->       2.10% of premium received
                                                      up to target premium and
                                                      0.50% of premium received
                                                      in excess of target
                                                      premium in Policy years
                                                      8-10; and
                                             ->       0.50% of all premium
                                                      received thereafter.

                                             Different charges apply to
                                             Policies issued prior to January
                                             28, 2002. We can increase the
                                             percent of premium load, but the
                                             maximum percent of premium load
                                             deduction is 11.50% of premium
                                             received up to target premium in
                                             all years; and 4.5% of premium
                                             received in excess of target
                                             premium in

                                             Policy year 1 and 7.5% of premium
                                             received in excess of target
                                             premium thereafter.

DEFERRED SALES CHARGE               -        On each Policy anniversary during
                                             Policy years 2-7, we deduct either
                                             a percent of the premium received
                                             in Policy year 1 or the decrease
                                             in premium in excess of target
                                             premium received in Policy year 1.

                                             For Policies issued on or after
                                             May 1, 2001, the current deferred
                                             sales charge equals:

                                             ->       1.50% of premium received
                                                      up to target premium; and
                                             ->       0.40% of premium received
                                                      in excess of target
                                                      premium in Policy Year 1.

                                             Different charges apply to
                                             Policies issued prior to May 1,
                                             2001. We can increase this charge,
                                             but the maximum deferred sales
                                             charge is 1.50% of all premium
                                             received in Policy year 1.

                                             Higher premium amounts you pay
                                             during the first Policy year will
                                             result in higher amounts being
                                             subject to the deferred sales
                                             charge in Policy years 2-7. When
                                             deciding upon the appropriate
                                             amount and timing of premium
                                             payments, you should consider the
                                             combined effect of the percent of
                                             premium load and the deferred
                                             sales charge.

MONTHLY DEDUCTION

         We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

THE MONTHLY DEDUCTION               -        the monthly Policy charge; PLUS
IS EQUAL TO:                        -        the monthly cost of insurance
                                             charge for the Policy; PLUS
                                    -        the monthly charge for any
                                             benefits provided by riders
                                             attached to the Policy; PLUS
                                    -        a factor representing the
                                             mortality and expense risk charge.

                                    MONTHLY POLICY CHARGE:

                                    -        This charge currently equals
                                             $16.50 each Policy month in the
                                             first Policy year and $4.00 each
                                             month thereafter.
                                    -        We can increase this charge, but
                                             we guarantee this charge will
                                             never be more than $16.50 each
                                             month in the first Policy year and
                                             $10.00 each month thereafter.
                                    -        This charge is used to cover
                                             administrative services relating
                                             to the Policy.

                                    MONTHLY COST OF INSURANCE CHARGE:

                                    -        We calculate and deduct this
                                             charge monthly. The charge is
                                             dependent upon a number of
                                             variables that cause the charge to
                                             vary from Policy to Policy and
                                             from monthly deduction day to
                                             monthly deduction day. We may
                                             calculate the cost of insurance
                                             rate separately for the face
                                             amount at issue and for any
                                             increase in face amount.
                                    -        The monthly cost of insurance
                                             charge is equal to 1. multiplied
                                             by the result of 2. minus 3.,
                                             where:

                                             1.       is the monthly cost of
                                                      insurance rate per
                                                      $1,000 of insurance;
                                             2.       is the number of
                                                      thousands of dollars of
                                                      life insurance benefit
                                                      for the Policy (as
                                                      defined in the applicable
                                                      Option 1, Option 2 or
                                                      Option 3) divided by
                                                      1.0032737; and
                                             3.       is the number of
                                                      thousands of dollars of
                                                      cash value as of the
                                                      monthly deduction day
                                                      (before this cost of
                                                      insurance deduction), and
                                                      after the mortality and
                                                      expense risk charge,
                                                      any applicable Policy
                                                      charge and the costs of
                                                      any riders are
                                                      subtracted.)

                                    -        This charge is used to compensate
                                             us for the anticipated costs of
                                             paying the amount of the life
                                             insurance benefit that exceeds
                                             your cash value upon the death of
                                             the insured.

         To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured's gender, attained age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate (1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by gender, attained age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

         The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, gender and tobacco status issued under medical issue.

         Cost of insurance rates for an Insured in a non-tobacco class are less than or equal to rates for an Insured of the same age and gender in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and gender and tobacco status in a substandard class.

         We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

                                    OPTIONAL INSURANCE RIDERS:

                                    -        The monthly deduction will include
                                             charges for any optional insurance
                                             benefits you add to your Policy by
                                             rider.

                                    MORTALITY AND EXPENSE RISK CHARGE:

                                    -        We deduct a daily charge from your
                                             cash value in each subaccount to
                                             compensate us for aggregate Policy
                                             expenses and mortality and expense
                                             costs we assume.

                                             The charge is calculated as a
                                             percentage of the average cash
                                             value on each valuation day during
                                             the Policy month preceding the
                                             monthly deduction day. For
                                             Policies issued on or after
                                             January 28, 2002, the current
                                             deferred sales charge is
                                             equivalent to:

                                             ->       An effective annual rate
                                                      of 0.70% in Policy years
                                                      1-17; and
                                             ->       An effective annual rate
                                                      of 0.20% thereafter.

                                             Different charges apply to
                                             Policies issued prior to January
                                             28, 2002. We may increase the
                                             charge, but the maximum mortality
                                             and expense risk charge is
                                             equivalent to an effective annual
                                             rate of 0.90% in all Policy years.

                                             The mortality risk is that the
                                             insureds as a group will die
                                             sooner than we project. The
                                             expense risk is that the expenses
                                             that we incur will exceed the
                                             administrative charge limits we
                                             set in the Policy.

                                             If this charge combined with other
                                             Policy charges does not cover our
                                             total actual costs, we absorb the
                                             loss. Conversely, if the charge
                                             more than covers actual costs, the
                                             excess is added to our surplus. We
                                             expect to profit from this charge.
                                             We may use any profits to cover
                                             distribution or other costs.

ADMINISTRATIVE CHARGES

PARTIAL WITHDRAWAL CHARGE

         - After the first Policy year, you may make a partial withdrawal.
         - When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.
         -        We currently do not impose this charge.
         - We deduct this amount from the withdrawal on a pro-rata basis from the subaccounts unless you provide other instructions.
         -        We will not increase this charge.

LOAN INTEREST

         - Loan interest is charged in arrears on the amount of the outstanding Policy loan.
         - Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.
         - If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+. Different loan interest rates apply for Policies purchased before January 28, 2002.
         - After offsetting the 4.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.70% (annually) in Policy years 1-17 and 0.20% (annually) in Policy years 18+.

         - The minimum guaranteed interest rate we will charge for a Policy loan is 6.00% (annually). After offsetting the 4.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% (annually).

         -        We may declare various lower Policy loan interest rates.

         When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis, unless you specify a different allocation by written notice to our administrative office.

TRANSFER CHARGE

         - We currently allow you to make any number of transfers each year free of charge.

         - We reserve the right to charge $25 for each transfer over 12 during a Policy year.

         - For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.

         - We deduct the transfer charge from the amount being transferred.

         - Transfers due to automatic asset rebalancing, loans, or the expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

         -        We will not increase this charge.

TAXES

         We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

PORTFOLIO EXPENSES

         The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.18 to 2.32% in 2002. See the Portfolio Annual Expense Table in Appendix A of this prospectus, and the fund prospectuses.


THE POLICY


OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The insured is the owner unless the application specifies a different owner. The owner may exercise all of the rights and options described in the Policy. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The principal rights an owner may exercise are:

         -        to designate or change beneficiaries;

         -        to receive amounts payable before the death of the insured;

         - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment and there may be tax consequences);

         -        to change the owner of this Policy; and

         -        to change the specified amount of this Policy.

         No designation or change in designation of an owner will take effect unless we receive a written request. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

MODIFYING THE POLICY

         Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president, one of our vice presidents, secretary or officers. NO AGENT MAY BIND US BY MAKING ANY PROMISE NOT CONTAINED IN THE POLICY.

Upon notice to you, we may modify the Policy:

         - to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or
         - to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life insurance policies; or
         - to reflect a change (permitted by the Policy) in the operation of the separate account; or
         - to provide additional subaccounts and/or fixed account options.

         If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

PURCHASING A POLICY

         We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

         - A minimum of five Policies are issued, each on the life of a different insured; OR
         - The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

         To purchase a Policy, you must submit a completed application and an initial premium to us at our administrative office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy and us.

         Our current minimum face amount of a Policy is generally $25,000.

         We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age
75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

         -        the date of your application; or
         - the date the insured completes all of the medical tests and examinations that we require.

REPLACEMENT OF EXISTING INSURANCE

         It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts, or exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine the Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

         IF YOU CONTEMPLATE EXCHANGING YOUR EXISTING LIFE INSURANCE POLICY FOR THE POLICY, YOU SHOULD CONSULT A TAX ADVISOR TO DISCUSS THE POTENTIAL TAX EFFECTS OF SUCH A TRANSACTION.

         Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

WHEN INSURANCE COVERAGE TAKES EFFECT

         Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.

FREE-LOOK PERIOD

         You may cancel your Policy for a refund during the "free look period" by returning it to us or to the sales representative who sold it to you. The free-look period generally expires 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

         -        the cash value as of the date the Policy is returned; or
         -        the premiums paid less any partial withdrawals.

Under ordinary circumstances we refund the premiums paid less partial withdrawals.

BACKDATING A POLICY

         If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

         Cost of insurance charges are based in part on the age of the insured on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.


POLICY FEATURES


PREMIUMS

ALLOCATING PREMIUMS

         In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts. You must follow these guidelines:

         -        allocation percentages must be in whole numbers; and
         - if you select asset rebalancing, then the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

         The initial premium, less charges (the "net premium"), will be allocated to the general account during the free-look period and will earn interest at an annual rate (minimum 4%) that we declare. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the subaccounts that you have chosen on your application. We deem the Policy to be delivered four days after it is mailed for the purpose of allocating the net premium (including interest) at the end of the free-look period.

         Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our administrative office or faxing us at 319-369-2378 Monday - Friday 8:00 a.m. - 4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

         Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange ("NYSE") (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

         You should periodically review how your cash value is allocated among the subaccounts because market conditions and your overall financial objectives may change.

PREMIUM FLEXIBILITY

         You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the sales charge (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the deferred sales charge (because this charge is based on a percentage of premium received in the first Policy year).

PLANNED PERIODIC PAYMENTS

         You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

         EVEN IF YOU MAKE YOUR PLANNED PERIODIC PAYMENTS IN FULL AND ON SCHEDULE, YOUR POLICY MAY STILL LAPSE. The duration of your Policy depends on the Policy's net cash value. If the net cash value is not high enough to pay the monthly deduction when due, then your Policy will lapse (unless you make the payment we specify during the late period).

PREMIUM LIMITATIONS

         Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. This maximum is shown in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium.

MAKING PREMIUM PAYMENTS

         We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Western Reserve Life Assurance Co. of Ohio. As an accommodation to you, we will accept initial and subsequent premium payments by wire transfer. You must send a simultaneous fax transmission to 319-369-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive an appropriate fax or a completed application.

         If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

                                    ALLFIRST
                                    ABA #052000113
                                    For credit to: Western Reserve Life
                                    Account #: 89487643

                                    Include your name and Policy number on
                                    all correspondence

TRANSFERS

GENERAL

         You or your agent/registered representative of record may make transfers among the subaccounts. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our administrative office. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

         [X] You may request transfers in writing (in a form we accept), or by fax to our administrative office.

         [X] The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

         [X] The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

         [X] We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

         [X] Transfer charges will be deducted on a pro-rata basis from each subaccount from which a transfer was made.

         [X] We consider all transfers made in any one day to be a single transfer.

         [X] Transfers resulting from loans, asset rebalancing and the reallocation of cash value immediately after the free-look period are not treated as transfers for the purpose of the transfer charge.

         Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect prices to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading. Specifically, each portfolio reserves the right to reject any transfer request that it regards as disruptive to efficient portfolio management. A transfer request could be rejected because of the timing of the investment or because of a history of excessive transfers by the owner.

         The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

         The portfolios do not permit market timing. Do not invest with us if you are a market timer. If we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions.

         To make a transfer via fax, send your instructions to 319-369-2378 Monday - Friday 8:00 a.m. - 4:30 p.m. Central time.

         Please note the following regarding fax transfers:

         -> We will employ reasonable procedures to confirm that fax instructions are genuine.

         -> Fax orders must be received at our administrative office before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.

         -> WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 319-369-2378.

         -> We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

         We cannot guarantee that faxed transactions will always be available. For example, our administrative offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

         We will process any transfer order we receive at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

ASSET REBALANCING PROGRAM

         We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains. A subaccount may still have losses.

         You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our administrative office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

TO START ASSET REBALANCING:         ->       you must submit a completed asset
                                             rebalancing request form to us at
                                             our administrative office; and
                                    ->       you must have a minimum cash value
                                             of $10,000 or make a $10,000
                                             initial premium payment.

         There is no charge for the asset rebalancing program. Reallocations we make under the program will not count towards your 12 free transfers each year.

ASSET REBALANCING WILL              ->       we receive your request to
CEASE IF:                                    discontinue participation at our
                                             administrative office;
                                    ->       you make any transfer to or from
                                             any subaccount other than under a
                                             scheduled rebalancing; or
                                    ->       you elect to participate in any
                                             asset allocation services provided
                                             by a third party.

         You may start and stop participation in the asset rebalancing program at any time; but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

THIRD PARTY ASSET ALLOCATION SERVICES

         We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.


POLICY VALUES


CASH VALUE

         - Varies from day to day, depending on the investment experience of the subaccounts you choose, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

         - Serves as the starting point for calculating values under a Policy.

         - Equals the sum of all values in each subaccount and the loan account.

         - Is determined on the effective date and on each valuation day.

         - Has no guaranteed minimum amount and may be more or less than premiums paid.

NET CASH VALUE

         The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our administrative office.

NET CASH VALUE ON ANY               -        the cash value as of such date;
VALUATION                                    MINUS
DATE EQUALS:                        -        any outstanding Policy loan amount
                                             (indebtedness).

SUBACCOUNT VALUE

         Each subaccount's value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount's value is equal to that part of the net premium allocated to the subaccount and any cash value transferred to the subaccount, adjusted by interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

ACCUMULATION UNITS

          Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our administrative office. Accumulation units are canceled as of the end of the valuation period in which we receive written notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

         Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

         -        partial withdrawals or transfers from a subaccount;

         -        surrender of the Policy;

         -        payment of the life insurance benefit proceeds;

         -        Policy loans; and

         -        the monthly deduction.


THE NUMBER OF ACCUMULATION          -        the initial units purchased at
UNITS IN ANY SUBACCOUNT                      accumulation  unit value at the
ON ANY MONTHLY DEDUCTION                     of the free-look period; PLUS
DAY EQUALS:                         -        units purchased with additional
                                             net premium(s); PLUS
                                    -        units purchased via transfers from
                                             another subaccount or the loan
                                             account; MINUS
                                    -        units redeemed to pay for monthly
                                             deductions; MINUS
                                    -        units redeemed to pay for partial
                                             withdrawals; MINUS
                                    -        units redeemed as part of a
                                             transfer to another subaccount or
                                             the loan account; MINUS
                                    -        units redeemed to pay transfer
                                             charges.

ACCUMULATION UNIT VALUE

         We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

NET INVESTMENT FACTOR

         The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

         -        the result of

                  - the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; PLUS

                  - the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the "ex-dividend" date occurs during the current valuation period; DIVIDED BY

         - the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

         The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

         The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.


LIFE INSURANCE BENEFIT


         As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner or the owner's estate. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

LIFE INSURANCE BENEFIT              -        the life insurance benefit
PROCEEDS EQUAL:                              (described below); MINUS
                                    -        any monthly deductions due during
                                             the late period (if applicable);
                                             MINUS
                                    -        any outstanding indebtedness or
                                             due and unpaid charges; PLUS
                                    -        any additional insurance in force
                                             provided by rider.

         We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured's age or gender.

LIFE INSURANCE BENEFIT

         The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit equals the cash value. You may choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found in the "Life Insurance Benefit" section of the SAI.

LIFE INSURANCE BENEFIT              1.       the face amount of the Policy; OR
OPTION 1 EQUALS THE                 2.       the applicable percentage called
GREATEST OF:                                 the "limitation  percentage,"
                                             MULTIPLIED BY the cash value on
                                             the insured's date of death; OR
                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code.

         Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

                  Option 1 illustration. Assume that the insured's attained age is under 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or be greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

         If at any time, however, the cash value multiplied by the limitation percentage is less than the face amount, the life insurance benefit will equal the face amount of the Policy.

LIFE INSURANCE BENEFIT              1.       the face amount; PLUS
OPTION 2 EQUALS THE                          -        the cash value on the
GREATEST OF:                                          insured's date of death;
                                                      OR
                                    2.       the limitation percentage,
                                             MULTIPLIED BY
                                             -        the cash value on the
                                                      insured's date of death;
                                                      OR
                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code.

         Under Option 2, the life insurance benefit always varies as the cash value varies.

                  Option 2 illustration. Assume that the insured is under the age of 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

          If at any time, however, cash value multiplied by the limitation percentage is less than the face amount plus the cash value, then the life insurance benefit will be the face amount plus the cash value of the Policy.

LIFE INSURANCE BENEFIT              1.       the face amount; PLUS

OPTION 3 EQUALS THE                          -        cumulative premiums paid;
GREATEST OF:                                          LESS
                                             -        cumulative partial
                                                      withdrawals; OR
                                    2.       the limitation percentage,
                                             MULTIPLIED BY
                                             -        the cash value on the
                                                      insured's date of death;
                                                      OR
                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code

         Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and may vary as the cash value varies.

         Option 3 illustration. Assume that the insured is under the age of 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

         The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

         To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

CHOOSING A LIFE INSURANCE BENEFIT OPTION

         You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose will have an impact on the dollar value of the life insurance benefit, on your cash value, and on the amount of cost of insurance charges you pay.

         Option 1 could be considered more suitable for you if your goal is increasing cash value based upon positive investment experience while Options 2 and 3 could be considered more suitable if your goal is increasing your total life insurance benefit.

CHANGING THE LIFE INSURANCE BENEFIT OPTION

         After the first Policy year, you may change your life insurance benefit option (subject to the rules below). We will notify you of the new specified amount.

         -        You may not change between Options 2 and 3.

         - You must send your written request to our administrative office.

         -        We may require proof of insurability.

         - The effective date of the change will be the monthly deduction day on or following the date when we approve your request for a change.

         - You may not make a change that would decrease the specified amount below the minimum specified amount of the Policy.

         - If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

         - If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

         - If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

         - If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

         - You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

         - There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's life insurance benefit option.

HOW LIFE INSURANCE BENEFITS MAY VARY IN AMOUNT

         As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy's cash value. Under Option 1, the life insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage times the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals.

CHANGING THE FACE AMOUNT

         Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have Federal income tax consequences. Consult a tax advisor before changing the face amount.

DECREASING THE FACE AMOUNT

         After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's face amount.

CONDITIONS FOR DECREASING           -        you must send your written request
THE FACE AMOUNT:                             to our administrative office;
                                    -        you may not decrease your face
                                             amount lower than $25,000;
                                    -        you may not decrease your face
                                             amount if it would disqualify your
                                             Policy as life insurance under the
                                             Internal Revenue Code;
                                    -        a decrease in face amount will
                                             take effect on the monthly
                                             deduction day on or after we
                                             receive your written request.

INCREASING THE FACE AMOUNT

         After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy's face amount.

CONDITIONS FOR INCREASING           -        you must submit a written
THE FACE AMOUNT:                             application to our administrative
                                             office;
                                    -        you must submit additional
                                             evidence of insurability as
                                             requested.;
                                    -        we reserve the right to decline
                                             any increase request;
                                    -        you do not need to increase your
                                             premium, but there must be enough
                                             net cash value to cover the next
                                             month deduction after the increase
                                             becomes effective;

                                    -        an increase in face amount will
                                             take effect on the monthly
                                             deduction day on or after we
                                             approve your written request.

DURATION OF THE POLICY

         The Policy's duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

PAYMENT OPTIONS

         There are several ways of receiving proceeds under the life insurance benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of a separate account.


SURRENDERS AND PARTIAL WITHDRAWALS


SURRENDERS

         You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our administrative office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits, we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial surrenders or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy's expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount. A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

PARTIAL WITHDRAWALS

         After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your cash value subject to certain conditions.

PARTIAL WITHDRAWAL CONDITIONS:      -        You must send your written partial
                                             withdrawal request with an
                                             original signature to our
                                             administrative office.
                                    -        The minimum amount of the partial
                                             withdrawal is $500 and the maximum
                                             amount of the partial withdrawal
                                             is an amount that would leave at
                                             least $500 remaining amount in
                                             each subaccount from which the
                                             partial withdrawal is made.
                                    -        There is no limit to the number of
                                             partial withdrawals per Policy
                                             year.
                                    -        The partial withdrawal will be
                                             deducted from each of the
                                             subaccounts on a pro-rata basis
                                             unless you specify otherwise in
                                             your written request.
                                    -        You may not take a partial
                                             withdrawal if it will reduce the
                                             face amount below the minimum face
                                             amount set forth in the Policy.
                                    -        We generally will pay a partial
                                             withdrawal request within seven
                                             days following the valuation day
                                             we receive the request at our
                                             administrative office.
                                    -        We will deduct a processing fee
                                             equal to $25 or 2% of the amount
                                             you withdraw, whichever is less.
                                             We deduct this amount from the
                                             withdrawal, and we pay you the
                                             balance. We will deduct this fee
                                             on a pro-rata basis from the
                                             subaccounts unless you specify
                                             otherwise in your written request.

                                    -        You may not take a partial
                                             withdrawal that would disqualify
                                             your Policy as life insurance
                                             under the Internal Revenue Code.
                                    -        A partial withdrawal may have tax
                                             consequences.

         If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced.


LOANS


GENERAL

         After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan.

POLICY LOANS ARE SUBJECT            -        we may require you to borrow at
TO CERTAIN CONDITIONS:                       least $500;
                                    -        the maximum amount you may borrow
                                             is 90% of the cash value, MINUS
                                             any outstanding loan amount;
                                    -        outstanding loans have priority
                                             over the claims of any assignee or
                                             other person; and.
                                    -        The loan may be repaid totally or
                                             in part.

         When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis unless you specify otherwise in your written notice. We will transfer that amount to the loan account until the loan is repaid. The loan account is a part of our general account and is used as collateral for a Policy loan.

         We normally pay the amount of the loan within seven days after we receive a proper loan request at our administrative office. We may postpone payment of loans under certain conditions.

         You may also fax your loan request to us at 319-369-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

         At each Policy anniversary, we will compare the outstanding loan amount (including loan interest in advance until the next Policy anniversary, if not paid) to the amount in the loan account (including interest credited to the loan account during the previous Policy year). We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount exceeds the amount in the loan account, we will withdraw the difference from the subaccounts and transfer it to the loan account, in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we will withdraw the difference from the loan account and transfer it to the subaccounts in the same manner as current net premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge.

INTEREST RATE CHARGED

         If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan that is equal to 4.70% in Policy years 1-17 and 4.20% in Policy years 18+ (6.0% maximum guaranteed). Different current loan interest rates apply for Policies issued prior to January 28, 2002. Interest is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If an annual interest rate lower than 6.0% is set, any subsequent increase in the interest rate is subject to the following conditions:

         - The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

         - The amount by which we may increase the interest rate will not exceed 1% per year, but the maximum annual interest rate will be 6%.

         - We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

         - If a loan is outstanding 40 days or more before the effective date of an increase in the annual interest rate, we will notify you of that increase at least 30 days prior to the effective date of the increase.

         - We will give notice of any increase in the annual interest rate whenever a loan is made during the 40 days before the effective date of the increase.

LOAN ACCOUNT INTEREST RATE CREDITED

         We will credit the amount in the loan account with interest at an effective annual rate of 4.0%.

INDEBTEDNESS

         Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

REPAYMENT OF INDEBTEDNESS

         You may repay indebtedness at any time. Payments must be sent to our administrative office and will be credited as of the date received. WE WILL TREAT PAYMENTS MADE WHILE THERE IS INDEBTEDNESS AS PREMIUM PAYMENTS UNLESS YOU INDICATE THAT THE PAYMENT IS A LOAN REPAYMENT. If not repaid, we may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the loan account will be transferred from the loan account to the subaccounts in the same manner as current net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

EFFECT OF POLICY LOANS

         A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

         There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.


POLICY LAPSE AND REINSTATEMENT


LAPSE

         Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

         If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the LATE PERIOD. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

         If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and will charge any monthly deductions due to the subaccounts according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately prior to the commencement of the late period, reduced by any due and unpaid charges.

REINSTATEMENT

         We will reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

         - submit a written application for reinstatement to our administrative office;

         -        provide evidence of insurability satisfactory to us;

         - make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two month deductions that will become due after the time of reinstatement.

         We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.


POLICY TERMINATION


         Your Policy will terminate on the earliest of:

         -        the end of the late period; or

         -        the date the insured dies;

         -       the date the Policy is surrendered.


FEDERAL INCOME TAX CONSIDERATIONS


         The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

         A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

         Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies where the maturity date has been extended will be excludible from the beneficiary's gross income and whether policy cash value will be deemed to be distributed to you on the original maturity date. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

         In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

         In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

         The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General. We believe that the life insurance benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

         Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

         Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

         If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

         Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

         Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

         - All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

         - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

         - A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

         - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

         Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

         Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 18th Policy year are less clear and a tax advisor should be consulted about such loans.

         Finally, distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

         Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

         Continuation Beyond Age 100. If the Policy continues in force beyond the Insured's 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

         Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding unless withholding is eliminated under an international treaty with the United States.

         Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

         Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a distribution.

         Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

         Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

         Tax Shelter Regulations. Prospective owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

         Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

         Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

         Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

         Possible Charges for Western Reserve's Taxes. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policies. We reserve the right to charge the subaccounts for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION

PAYMENTS WE MAKE

         We usually pay the amounts of any surrender, partial withdrawal, life insurance benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proof of death at our administrative office. However, we can postpone such payments if:

         - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

         - the SEC permits, by an order, the postponement for the protection of policyowners; OR

         - the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

         If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored.

         If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators.

SPLIT DOLLAR ARRANGEMENTS

         You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

         For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee's beneficiary would receive the balance of the proceeds.

         No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our administrative office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

         On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, PUBLICLY-TRADED companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

         Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

         In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department recently issued proposed regulations that, if finalized, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.


SUPPLEMENTAL BENEFITS (RIDERS)


         The following supplemental benefit (rider) is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences and you should consult a tax advisor before doing so.

TERM INSURANCE RIDER

         Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

FEATURES OF TERM                    -        the rider increases the Policy's
INSURANCE RIDER:                             life insurance benefit by the
                                             rider's face amount;
                                    -        the rider may be purchased at the
                                             time of application or after the
                                             Policy is issued;
                                    -        the term insurance rider
                                             terminates at age 100;
                                    -        you may reduce or cancel coverage
                                             under the term insurance rider
                                             separately from reducing the face
                                             amount of the Policy; and
                                    -        the face amount of the Policy may
                                             be decreased, subject to certain
                                             minimums, without reducing the
                                             coverage under the term insurance
                                             rider.

         We reserve the right to discontinue the availability of any riders for new Policies at any time and also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.


ADDITIONAL INFORMATION


SALE OF THE POLICIES

         We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but for Policies issued on or after May 1, 2001, the maximum sales commission payable is expected to range from 20% of target premium; 3.2% of excess of target premium in the first Policy year to 2.4% of all premium in Policy years 8+. We will also pay an additional trail commission of 0.10% on the account value after the first Policy year. Different commissions apply for Policies issued prior to May 1, 2001.

         We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG Securities") for the distribution and sale of the Policies. AFSG Securities is affiliated with us. AFSG Securities may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives. All such sales representatives are registered with the NASD and with the sate in which they do business. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

         See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

STATE VARIATIONS

         The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our administrative office for more specific information.

LEGAL PROCEEDINGS

         Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement, or on Western Reserve's ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

         The financial statements of Western Reserve and the separate account are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION -

Glossary
The Policy - General Provisions

         Ownership Rights
         Our Right to Contest the Policy
         Suicide Exclusion
         Misstatement of Age or Gender
         Modifying the Policy
         Life Insurance Benefit
         Addition, Deletion, or Substitution of Investments
Additional Information
         Settlement Options
         Additional Information about Western Reserve and the Separate Account Potential Conflicts of Interest
         Legal Matters
         Variations in Policy Provisions
         Personalized Illustrations of Policy Benefits
         Sale of the Policies
         Reports to Owners
         Claims of Creditors
         Records
         Additional Information
         Experts
         Financial Statements
Underwriting
         Underwriting Standards
IMSA
Performance Data
         Other Performance Data in Advertising Sales Literature
         Western Reserve's Published Ratings

GLOSSARY


accumulation unit - A unit of measurement used to calculate values under the Policy.

administrative office - Western Reserve's administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, (610) 439-5253. Our phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. - 4:30 p.m. Central Standard Time.

attained age - The insured's age on the effective date, plus the life insurance benefit proceeds upon the insured's death.

beneficiary - The person (s) to whom we pay the life insurance benefit proceeds upon the insured's death.

cash value - During the free look period, the cash value is the amount in the general account. After the free look period, the cash value is the sum of the value of the Policy's accumulation units in each subaccount and the loan account.

Code - The Internal Revenue Code of 1986, as amended.

due proof of death - Proof of death satisfactory to Western Reserve, which may consist of the following: (1) a certified copy of the death record; (2) a certified copy of a court decree reciting a finding of death; or (3) any other proof satisfactory to Western Reserve.

effective date - The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount - A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

free-look period - The period shown on your Policy's cover page during which you may examine and return the Policy and receive a refund. The length of your free-look period varies by state.

general account - Western Reserve's assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness - The loan amount plus any accrued loan interest.

insured - The person whose life is insured by the Policy.

issue age - The insured's age on the effective date.

lapse - Termination of the Policy at the expiration of the late period while the insured is still living.

late period - A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions and thereby prevent the Policy from lapsing.

life insurance benefit - The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option - One of the three options that you may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds - The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account - A portion of the general account where we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value - The cash value in the loan account.

loan amount - The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day - The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value - The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium - The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act - The Investment Company Act of 1940, as amended.

NYSE - New York Stock Exchange.

owner - The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the owner, unless otherwise stated in the Policy.

planned premium - The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary - The same date in each Policy year as the effective date.

policy month - A one-month period beginning on the monthly deduction day.

policy year - A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) - A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC - U.S. Securities and Exchange Commission.

separate account - WRL Series Life Corporate Account. We established the separate account to receive and invest net premiums under the Policy.

settlement options - The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount - A subdivision of the separate account, whose assets are invested in a corresponding portfolio.

subaccount value - The cash value in a subaccount.

target premium - An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day - For each subaccount, each day on which the New York Stock Exchange is open for regular business except for days that a subaccount's corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for business and a portfolio does not value its shares.

valuation period - The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, our - Western Reserve Life Assurance Co. of Ohio.   (Western Reserve)

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policyowner) - The person entitled to exercise all rights as owner under the Policy.

APPENDIX A

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted form portfolio assets):

         The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2002 (except as noted in the footnotes). The information in this table (and in footnote 5 thereto) was provided to Western Reserve by the Fund. Western Reserve has not independently verified such information. Expenses of the portfolio may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus.


                                                                                                       FEES AND
                                                                                          TOTAL        EXPENSES         TOTAL NET
                                                   MANAGEMENT      OTHER        12B-1    ANNUAL        WAIVED OR        ANNUAL
PORTFOLIO                                          FEES            EXPENSES      FEES    EXPENSES      REIMBURSED(5)    EXPENSES
                                                   ----------      --------     -----    --------      -------------    ---------

Scudder VIT Small Cap Index                        0.35%           0.28%        N/A      0.63%         0.00%            0.63%
Scudder VIT Equity 500 Index                       0.20%           0.11%        N/A      0.31%         0.00%            0.31%
Scudder VIT EAFE(R) Equity Index                   0.45%           0.35%        N/A      0.80%         0.00%            0.80%
Fidelity VIP Growth Opportunities                  0.58%           0.11%        N/A      0.69%         0.00%            0.69%
Fidelity VIP Contrafund(R)                         0.58%           0.10%        N/A      0.68%         0.00%            0.68%
Fidelity VIP Growth                                0.58%           0.10%        N/A      0.68%         0.00%            0.68%
Fidelity VIP Balanced                              0.43%           0.14%        N/A      0.57%         0.00%            0.57%
Fidelity VIP High Income                           0.58%           0.13%        N/A      0.71%         0.00%            0.71%
Fidelity VIP Money Market                          0.18%           0.10%        N/A      0.28%         0.00%            0.28%
PIMCO Short-Term (Institutional Class) (1) (2)     0.25%           0.23%        N/A      0.48%         0.00%            0.48%
PIMCO Total Return (Institutional Class) (1) (2)   0.25%           0.25%        N/A      0.50%         0.00%            0.50%
PIMCO StocksPLUS Growth and                        0.40%           0.13%        N/A      0.53%         0.00%            0.53%
       Income (Institutional Class) (1)
T. Rowe Price Mid-Cap Growth (3)                   0.85%           0.00%        N/A      0.85%         0.00%            0.85%
T. Rowe Price Equity Income (3)                    0.85%           0.00%        N/A      0.85%         0.00%            0.85%
T. Rowe Price New America Growth (3)               0.85%           0.00%        N/A      0.85%         0.00%            0.85%
T. Rowe Price International Stock (3)              1.05%           0.00%        N/A      1.05%         0.00%            1.05%
T. Rowe Price Blue Chip Growth (3)                 0.85%           0.00%        N/A      0.85%         0.00%            0.85%
Janus Aspen Series Growth                          0.65%           0.01%        N/A      0.66%         0.00%            0.66%
Janus Aspen Series Capital Appreciation            0.65%           0.01%        N/A      0.66%         0.00%            0.66%
Janus Aspen Series Worldwide Growth                0.65%           0.04%        N/A      0.69%         0.00%            0.69%
Janus Aspen Series Aggressive Growth               0.65%           0.02%        N/A      0.67%         0.00%            0.67%
Janus Aspen Series Flexible Income                 0.64%           0.03%        N/A      0.67%         0.00%            0.67%
Janus Aspen Series International Growth            0.65%           0.06%        N/A      0.71%         0.00%            0.71%
INVESCO VIF Growth                                 0.85%           1.47%        N/A      2.32%         0.00%            2.32%
INVESCO VIF - Dynamics                             0.75%           0.33%        N/A      1.08%         0.00%            1.08%
INVESCO VIF Financial Services
INVESCO VIF - Health Sciences                      0.75%           0.32%        N/A      1.07%         0.00%            1.07%
INVESCO VIF - Small Company Growth                 0.75%           0.31%        N/A      1.06%         0.00%            1.06%
INVESCO VIF - Technology                           0.75%           0.54%        N/A      1.29%         0.00%            1.29%
INVESCO VIF - Telecommunications                   0.75%           0.32%        N/A      1.07%         0.00%            1.07%
Universal Institutional Funds Emerging             0.75%           0.34%        N/A      1.09%         0.00%            1.09%
         Markets Debt
Universal Institutional Funds Emerging             0.80%           0.37%        N/A      1.17%         0.00%            1.17%
         Markets Equity
Universal Institutional Funds Mid Cap              1.25%           0.87%        N/A      2.12%         0.00%            2.12%


         Value
Vanguard VIF Total Stock Market Index              0.17%           0.03%        N/A      0.20%         0.00%            0.20%
Vanguard VIF Capital Growth Portfolio              0.44%           0.04%        N/A      0.48%         0.00%            0.48%
Vanguard VIF Money Market                          0.75%           0.35%        N/A      1.10%         0.00%            1.10%
Vanguard VIF Short-Term Corporate                  0.16%           0.05%        N/A      0.21%         0.00%            0.21%
Vanguard VIF Total Bond Market Index               0.19%           0.03%        N/A      0.22%         0.00%            0.22%
Vanguard VIF High Yield Bond                       0.24%           0.04%        N/A      0.28%         0.00%            0.28%
Vanguard VIF Balanced                              0.28%           0.02%        N/A      0.30%         0.00%            0.30%
Vanguard VIF Equity Index                          0.16%           0.02%        N/A      0.18%         0.00%            0.18%
Vanguard VIF Equity Income                         0.29%           0.03%        N/A      0.32%         0.00%            0.32%
Vanguard VIF Diversified Value                     0.43%           0.05%        N/A      0.48%         0.00%            0.48%
Vanguard VIF Mid-Cap Index                         0.24%           0.06%        N/A      0.30%         0.00%            0.30%
Vanguard VIF Growth                                0.36%           0.03%        N/A      0.39%         0.00%            0.39%
Vanguard VIF Small Company Growth                  0.47%           0.04%        N/A      0.51%         0.00%            0.51%
Vanguard VIF International                         0.34%           0.09%        N/A      0.43%         0.00%            0.43%
Vanguard VIF REIT Index                            0.29%           0.10%        N/A      0.39%         0.00%            0.39%
Royce Micro-Cap (4)                                1.25%           0.17%        N/A      1.42%         0.07%            1.35%
Royce Small-Cap (4)                                1.00%           1.20%        N/A      2.20%         0.85%            1.35%


(1) "Other Expenses" reflects the following: for Short-Term (Inst. Class), a 0.20% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees, and 0.02% interest expense; for StocksPLUS Growth and Income (Inst. Class), a 0.10% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees and 0.02% interest expense; for Total Return (Inst. Class) a 0.25% administrative fee.

(2) For Short-Term (Inst. Class), ratio of net expenses to average net assets excluding interest expense is 0.45%; for StocksPLUS Growth and Income (Inst. Class) ratio of net expenses to average net assets excluding interest expense is 0.50%.

(3) The portfolio pays the adviser an annual all-inclusive fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the portfolio's independent directors. The fee is based on portfolio average daily net assets and is calculated and accrued daily.

(4) The adviser has contractually agreed to waive its fee to the extent necessary to maintain the Fund's Net Annual Operating Expense ratio at or below 2.29% through December 31, 2010.

(5) For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:


                                                                                   GROSS        FEES AND
                                                                                   TOTAL        EXPENSES       TOTAL NET
                                        MANAGEMENT      OTHER                      ANNUAL       WAIVED OR      ANNUAL
PORTFOLIO                               FEE             EXPENSES     12B-1 FEES    EXPENSES     REIMBURSED     EXPENSES
---------                               ----------      --------     ----------    --------     ----------     ---------

Scudder VIT Small Cap Index (1)         0.35%           0.28%        N/A           0.63%        0.24%          0.45%
Scudder VIT Equity 500 Index (1)        0.20%           0.11%        N/A           0.31%        0.01%          0.30%
Scudder VIT EAFE(R) Equity Index (1)    0.45%           0.35%        N/A           0.80%        0.15%          0.65%
PIMCO Short-Term (Institutional         0.25%           0.23%        N/A           0.48%        0.01%          0.47%
         Class) (2) (3) (4)


PIMCO StocksPLUS Growth and             0.40%           0.13%        N/A           0.53%        0.01%          0.52%
  Income (Institutional Class) (2) (3)
INVESCO VIF Growth (5) (6)              0.85%           1.47%        N/A           2.32%        0.80%          1.52%
INVESCO VIF - Technology (5) (6)        0.75%           0.54%        N/A           1.29%        0.04%          1.25%
Universal Institutional Funds Mid Cap   1.25%           0.87%        N/A           2.12%        0.27%          1.85%
Value (7)
Vanguard VIF Money Market               0.75%           0.35%        N/A           1.10%        0.05%          1.05%
Royce Micro-Cap (8)                     1.25%           0.17%        N/A           1.42%        0.07%          1.35%
Royce Small-Cap (8)                     1.00%           1.20%        N/A           2.20%        0.85%          1.35%


1) Deutsche Asset Management (Americas) Inc. is the manager for Scudder Investments. Deutsche Asset Management is the marketing name in the U.S. for the asset management activities of Deutsche Bank AG, Bankers Trust Company, Deutsche Bank Securities, Inc., Deutsche Asset Management, Inc., Deutsche Asset Management Services Limited, and Deutsche Investment Management (Americas), Inc. Deutsche Asset Management Inc. has voluntarily agreed to waive a portion of its management fee and reimburse certain expenses. These waivers and reimbursements may be discontinued at any time. Without these expense waivers and reimbursements, the management fees and other expenses for the Scudder VIT Equity Index Fund, Scudder VIT Small Cap Index Fund and Scudder EAFE Equity Index would have been the amounts shown in the "Gross Total Annual Expenses" column.

2) "Other Expenses" reflects the following: for Short-Term (Inst. Class), a 0.20% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees, and 0.02% interest expense; for StocksPLUS Growth and Income (Inst. Class), a 0.10% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees and 0.02% interest expense; for Total Return (Inst. Class) a 0.25% administrative fee.

3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, the Total Net Annual Expenses listed in the table above. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

4) For Short-Term (Inst. Class), ratio of net expenses to average net assets excluding interest expense is 0.45%; for StocksPLUS Growth and Income (Inst. Class) ratio of net expenses to average net assets excluding interest expense is 0.50%.

5) The Fund's actual Other Expenses and total Annual Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

6) Certain expenses of the Funds were voluntarily absorbed by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors. After absorption, but excluding any offset arrangements, the Fund's Other Expenses and Total Annual fund Operating Expenses are the amount reflected in the "Total Net Annual Expense" column in the table above.

7) The management fee has been reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the portfolio's adviser to the extent the total operating expenses exceed the following percentages: Emerging Markets Debt 1.30%; Emerging Markets Equity 1.75%; and Mid Cap Value 1.05%. The advisor may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the Management Fee, Other Expenses and Gross Total Annual Expense columns in the table above. Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" are 0.10% of such investment related expenses.

8) Royce has contractually agreed to waive its fee to the extent necessary to maintain the Fund's Net Annual Operating Expense ratio at or below 1.35% through December 31, 2002 and 2.29% through December 31, 2010.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge, with certain personalized hypothetical illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2001. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

INQUIRIES

         To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

         For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our administrative office at:

                           Western Reserve Life
                           4333 Edgewood Road NE
                           Mail Stop 2390
                           Cedar Rapids, Iowa 52499
                           1-888-804-8461
                           Facsimile: 1-319-369-2378
                           (Monday - Friday from 8:00 a.m. - 4:30 p.m.
                           Central time)


         More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

                       STATEMENT OF ADDITIONAL INFORMATION


MAY 1, 2003
                                WRL ADVANTAGE IV
                                 ISSUED THROUGH
                        WRL SERIES LIFE CORPORATE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                             ADMINISTRATIVE OFFICE:
                               4333 EDGEWOOD RD NE
                                  MAILSTOP 2390
                             CEDAR RAPIDS, IA 52499
                                 (888) 804-8461
                                 (610) 439-5253


This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the WRL Advantage IV, an individual variable adjustable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio, a Transamerica Company and member of AEGON Insurance Group. You may obtain a copy of the prospectus dated May 1, 2003, by calling (888) 804-8461 (Monday - Friday from 8:00 a.m. - 4:30 p.m. CST), or by writing to the administrative office at Western Reserve Life, 4333 Edgewood Rd NE, Cedar Rapids, Iowa, 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

       THIS SAI IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE WRL SERIES LIFE CORPORATE ACCOUNT.

TABLE OF CONTENTS


Glossary ..........................................................................................................      1
The Policy - General Provisions ...................................................................................      3
         Ownership Rights..........................................................................................      3
         Our Right to Contest the Policy...........................................................................      4
         Suicide Exclusion.........................................................................................      4
         Misstatement of Age or Gender.............................................................................      4
         Modifying the Policy......................................................................................      4
         Life Insurance Benefit....................................................................................      4
         Addition, Deletion, or Substitution of Investments........................................................      6
Additional Information.............................................................................................      7
         Settlement Options........................................................................................      7
         Additional Information about Western Reserve and the Separate Account.....................................      8
         Potential Conflicts of Interest...........................................................................      8
         Legal Matters.............................................................................................      8
         Variations in Policy Provisions...........................................................................      9
         Personalized Illustrations of Policy Benefits.............................................................      9
         Sale of the Policies......................................................................................      9
         Reports to Owners.........................................................................................     10
         Claims of Creditors.......................................................................................     10
         Records...................................................................................................     10
         Additional Information....................................................................................     10
         Experts...................................................................................................     10
         Financial Statements......................................................................................     11
Underwriting.......................................................................................................     11
         Underwriting Standards....................................................................................     11
IMSA     ..........................................................................................................     11
Performance Data...................................................................................................     12
         Other Performance Data in Advertising Sales Literature....................................................     12
         Western Reserve's Published Ratings.......................................................................     12

GLOSSARY

accumulation unit - A unit of measurement used to calculate values under the Policy.

administrative office - Western Reserve's administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, (610) 439-5253. Our phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. - 4:30 p.m. Central Standard Time.

attained age - The insured's age on the effective date, plus the life insurance benefit proceeds upon the insured's death.

beneficiary - The person (s) to whom we pay the life insurance benefit proceeds upon the insured's death.

cash value - During the free look period, the cash value is the amount in the general account. After the free look period, the cash value is the sum of the value of the Policy's accumulation units in each subaccount and the loan account.

Code - The Internal Revenue Code of 1986, as amended.

effective date - The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount - A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

general account - Western Reserve's assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness - The loan amount plus any accrued loan interest.

insured - The person whose life is insured by the Policy.

issue age - The insured's age on the effective date.

lapse - Termination of the Policy at the expiration of the late period while the insured is still living.

late period - A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions and thereby prevent the Policy from lapsing.

life insurance benefit - The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option - One of the three options that you may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds - The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account - A portion of the general account where we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value - The cash value in the loan account.

loan amount - The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day - The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value - The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium - The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act - The Investment Company Act of 1940, as amended.

NYSE - New York Stock Exchange.

owner - The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the owner, unless otherwise stated in the Policy.

planned premium - The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary - The same date in each Policy year as the effective date.

policy month - A one-month period beginning on the monthly deduction day.

policy year - A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) - A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC - U.S. Securities and Exchange Commission.

separate account - WRL Series Life Corporate Account. We established the separate account to receive and invest net premiums under the Policy.

settlement options - The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount - A subdivision of the separate account, whose assets are invested in a corresponding portfolio.

subaccount value - The cash value in a subaccount.

target premium - An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day - For each subaccount, each day on which the New York Stock Exchange is open for regular business except for days that a subaccount's corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for business and a portfolio does not value its shares.

valuation period - The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, our - Western Reserve Life Assurance Co. of Ohio.   (Western Reserve)

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policyowner) - The person entitled to exercise all rights as owner under the Policy.


In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

THE POLICY - GENERAL PROVISIONS

OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

CHANGING THE OWNER                  -       Change   the owner by providing
                                            written notice to us at our
                                            administrative office at any time
                                            while the insured is alive and the
                                            Policy is in force.
                                    -       Change is effective as of the date
                                            that the written notice is accepted
                                            by us at our administrative office.
                                    -       Changing the owner does not
                                            automatically change the
                                            beneficiary.
                                    -       Changing the owner may have tax
                                            consequences. You should consult a
                                            tax advisor before changing the
                                            owner.
                                    -       We are not liable for payments we
                                            made before we received the written
                                            notice at our administrative
                                            office.

CHOOSING THE BENEFICIARY            -       The owner designates the beneficiary
                                            (the person to receive the life
                                            insurance benefit when the insured
                                            dies) in the application.
                                    -       Any beneficiary designation is
                                            revocable unless otherwise stated
                                            in the designation.
                                    -       If the owner designates more than
                                            one beneficiary, then each
                                            beneficiary shares equally in any
                                            life insurance benefit proceeds
                                            unless the beneficiary designation
                                            states otherwise.
                                    -       If the beneficiary dies before the
                                            insured, then any contingent
                                            beneficiary becomes the beneficiary.
                                    -       If both the beneficiary and
                                            contingent beneficiary die before
                                            the insured, then the life
                                            insurance benefit will be paid to
                                            the owner or the owner's estate
                                            upon the insured's death.

CHANGING THE BENEFICIARY            -       The owner changes the beneficiary
                                            by providing written notice to us
                                            at our administrative office any
                                            time while the insured is alive
                                            and the Policy is in force.
                                    -       Change is effective as of the date
                                            the owner signs the written notice.
                                    -       We are not liable for any payments
                                            we made before we received the
                                            written notice at our
                                            administrative office.

ASSIGNING THE POLICY                -       The owner may assign Policy rights
                                            while the insured is alive.
                                    -       The owner retains any ownership
                                            rights that are not assigned.
                                    -       We must receive written notice of
                                            the assignment at our
                                            administrative office.
                                    -       Assignee may not change the owner
                                            or the beneficiary, and may not
                                            elect or change an optional method
                                            of payment. Any amount payable to
                                            the assignee will be paid in a lump
                                            sum.
                                    -       An assignment is subject to any
                                            loan amount.
                                    -       Claims under any assignment are
                                            subject to proof of interest and
                                            the extent of the assignment.
                                    -       We are not:

                                            ->   bound by any assignment unless
                                                 we receive a written notice of
                                                 the assignment at our
                                                 administrative office;

                                            ->   responsible for the validity of
                                                 any assignment;
                                            ->   liable for any payment we
                                                 made before we received
                                                 written notice of the
                                                 assignment at our
                                                 administrative office; or
                                            ->   bound by any assignment which
                                                 results in adverse tax
                                                 consequences to the owner,
                                                 insured(s) or beneficiary(ies).

                                    -       Assigning the Policy may have tax
                                            consequences. You should consult a
                                            tax advisor before assigning the
                                            Policy.

OUR RIGHT TO CONTEST THE POLICY

         In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy. We also may contest the validity of any increase of face amount or other change to the Policy if you make any material misrepresentation of a fact in the application (or any supplemental application) for the increase or change to the Policy. In the absence of fraud, we consider statements made in the application(s) to be representations, not warranties.

         In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the effective date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot bring any legal action to contest the validity of any increase in face amount effective after the effective date, or any reinstatement, for two years from the effective date of the increase or reinstatement.

SUICIDE EXCLUSION

         If the insured commits suicide, while sane or insane, within two years of the effective date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals. We will pay this amount to the beneficiary in one sum.

         If the insured commits suicide, while sane or insane, within two years of the effective date of any increase in the face amount or additional coverage rider, our liability is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

MISSTATEMENT OF AGE OR GENDER

         If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the life insurance benefit and any benefits provided by rider or endorsement will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender. If the age of the insured has been overstated or understated, we will calculate future monthly deductions using the cost of insurance (and the cost of benefit provided by rider or endorsement) based on the insured's correct age and sex.

MODIFYING THE POLICY

         Only our President, one of the Vice Presidents, Secretary or an officer of Western Reserve may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

         If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

LIFE INSURANCE BENEFIT

         You may choose either the Cash Value Accumulation Test or the Guideline Premium test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and are shown in the following tables:

             LIMITATION PERCENTAGES TABLE - GUIDELINE PREMIUM TEST



    INSURED'S         LIMITATION        INSURED'S        LIMITATION        INSURED'S        LIMITATION
 ATTAINED AGE ON      PERCENTAGE     ATTAINED AGE ON     PERCENTAGE      ATTAINED AGE       PERCENTAGE
POLICY ANNIVERSARY                        POLICY                           ON POLICY
                                       ANNIVERSARY                        ANNIVERSARY
------------------- ---------------- ----------------- ---------------- ---------------- -----------------
       0-40               250               59               134              78               105
        41                243               60               130              79               105
        42                236               61               128              80               105
        43                229               62               126              81               105
        44                222               63               124              82               105
        45                215               64               122              83               105
        46                209               65               120              84               105
        47                203               66               119              85               105
        48                197               67               118              86               105
        49                191               68               117              87               105
        50                185               69               116              88               105
        51                178               70               115              89               105
        52                171               71               113              90               105
        53                164               72               111              91               104
        54                157               73               109              92               103
        55                150               74               107              93               102
        56                146               75               105             94-99             101
        57                142               76               105         100 and older         100
        58                138               77               105

           LIMITATION PERCENTAGES TABLE - CASH VALUE ACCUMULATION TEST

    INSURED'S         LIMITATION       INSURED'S        LIMITATION        INSURED'S       LIMITATION PERCENTAGE
    ATTAINTED         PERCENTAGE      ATTAINED AGE      PERCENTAGE      ATTAINED AGE
  AGE ON POLICY                        ON POLICY                          ON POLICY
   ANNIVERSARY                        ANNIVERSARY                        ANNIVERSARY
------------------ ----------------- --------------- ----------------- ---------------- ---------------------------
                    Male    Female                    Male    Female                      Male         Female
------------------ ------- --------- --------------- ------- --------- ---------------- ---------- ----------------
       20           631      751           47         267      312           74            137           148
       21           612      727           48         259      303           75            135           145
       22           595      704           49         251      294           76            133           142
       23           577      681           50         244      285           77            131           139
       24           560      659           51         237      276           78            129           136
       25           542      638           52         230      268           79            127           134
       26           526      617           53         224      261           80            125           131
       27           509      597           54         218      253           81            124           129
       28           493      578           55         212      246           82            122           127
       29           477      559           56         206      239           83            121           125
       30           462      541           57         201      232           84            119           123
       31           447      523           58         195      226           85            118           121
       32           432      506           59         190      219           86            117           119
       33           418      489           60         186      213           87            116           118
       34           404      473           61         181      207           88            115           117
       35           391      458           62         177      201           89            114           115
       36           379      443           63         172      196           90            113           114
       37           366      428           64         168      191           91            112           113
       38           355      414           65         164      186           92            111           111
       39           343      401           66         161      181           93            110           110
       40           332      388           67         157      176           94            109           109
       41           322      376           68         154      172           95            107           108
       42           312      364           69         151      167           96            106           106
       43           302      353           70         148      163           97            105           105
       44           293      342           71         145      159           98            103           103
       45           284      332           72         142      155           99            102           102
       46           275      322           73         140      152           100           100           100



         If the federal tax code requires us to determine the life insurance benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

         We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgement further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

         We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

         In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

ADDITIONAL INFORMATION

SETTLEMENT OPTIONS

         When the insured dies, the beneficiary may apply the lump sum life insurance benefit proceeds to one of the settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

         Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

         Under a settlement option, the dollar amount of each payment may depend on four things:

         - the amount of the surrender on the surrender date or life insurance benefit proceeds on the insured's date of death;
         -        the interest rate we credit on those amounts;
         -        the mortality tables we use; and
         -        the specific payment option(s) you choose.


FIXED PERIOD OPTION                 -        We will pay the proceeds, plus
                                             interest, in equal monthly
                                             installments for a fixed period of
                                             your choice, but not longer than
                                             360 months.
                                    -        We will stop making payments once
                                             we have made all the payments for
                                             the period selected.

LIFE INCOME OPTION                  At your or the beneficiary's direction, we
                                    will make equal monthly installments:

                                    -        only for the life of the payee, at
                                             the end of which payments will end;
                                             or
                                    -        for the longer of the payee's life,
                                             or for a certain period of 5 or 10
                                             years if the payee dies before the
                                             end of the certain period; or
                                    -        for the longer of the payee's life,
                                             or until the total amount of all
                                             payments we have made equals the
                                             proceeds that were applied to the
                                             settlement option.


JOINT AND SURVIVOR INCOME OPTION    -        We will make equal monthly payments
                                             during the joint lifetime of two
                                             persons.
                                    -        Payments to the surviving payee
                                             will equal either:
                                             -> the full amount paid to the
                                                payee before the payee's death;
                                                or
                                             -> two-thirds of the amount paid to
                                                the payee before the payee's
                                                death.

                                    -        All payments will cease upon the
                                             death of the surviving payee.

ADDITIONAL INFORMATION ABOUT WESTERN RESERVE AND THE SEPARATE ACCOUNT

         Western Reserve is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is wholly-owned indirectly by AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. AEGON USA is a wholly-owned indirect subsidiary of AEGON N.V., a Netherlands corporation, which is a publicly traded international insurance group. Western Reserve's administrative office is located at 4333 Edgewood Rd NE, Cedar Rapids, IA, 52499.

         Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

         Western Reserve established the separate account as a separate investment account under Ohio law in 1997. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

         Western Reserve holds the assets of the separate account apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

POTENTIAL CONFLICTS OF INTERESTS

         Shares of certain Portfolios are sold to separate accounts of insurance companies that may or may not be affiliated with Western Reserve or each other. In addition, shares of certain portfolios are also sold to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. It is possible that a material conflict may arise between the interests of owners of the Policies and owners of other variable life insurance policies or variable annuity contracts whose accumulation values are allocated to a portfolio. Material conflicts could result from, for example,
(1) changes in state insurance laws, (2) changes in Federal income tax laws, or
(3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners. Although neither Western Reserve nor the portfolios currently foresee any such disadvantages, Western Reserve and each portfolio's Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action to take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economics of scale resulting from a larger combined fund.

LEGAL MATTERS

         Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

VARIATIONS IN POLICY PROVISIONS

         Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request.

         The illustrations also will reflect the average portfolio expenses for 2002. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

         The illustrations are hypothetical only and are not representations of future returns or Policy values and benefits. Your actual results will differ from those in the illustrations.

SALE OF THE POLICIES

         The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Western Reserve and AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. Both AFSG and Western Reserve are indirect subsidiaries of AEGON U.S.A. Corporation. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986, under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and Western Reserve on behalf of its separate account went into effect May 1, 1999. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but for Policies issued on or after May, 1, 2001, it is not expected to be greater than:

         - 20% of all premiums paid up to target premium in the first Policy year, PLUS
         - 3.2% of all premiums paid in excess of target premium in first Policy year, plus
         - 10% of all premiums paid up to target premium in years 2 through 4; PLUS
         - 3.2 % of all premiums paid in excess of target premium in years 2 through 7, PLUS
         - 2.4% of all premiums paid up to target premium in years 8+, PLUS
         -        2.4% of all premiums paid in excess of target premium in years
                  8+.

We will pay an additional trail commission of 0.10% on the account value after the first policy year. A trail commission of 0.10% will be paid in all subsequent policy years in which such policies are in force at the end of the year. Different commissions apply for Policies issued prior to May 1, 2001.

         AFSG received sales compensation with respect to the Policies in the following amounts during the periods indicated.

                FISCAL        AGGREGATE AMOUNT OF COMMISSIONS     AGGREGATE AMOUNT COMMISSIONS RETAINED BY AFSG
                YEAR          PAID TO AFSG SECURITIES(1)          SECURITIES AFTER PAYMENTS TO ITS REGISTERED
                                                                  PERSONS AND OTHERS BROKERS-DEALERS
                ------------- ----------------------------------- -----------------------------------------------
                2000                        $0                                             $0
                2001                        $0                                             $0
                2002                        $0                                             $0

                  (1) These figures include sales compensation paid to registered persons of AFSG.

         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Payments may also be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures, and similar services.

         We intend to recoup commissions and other sales expenses through: the percent of premium load, the deferred sales load, the cost of insurance charge, the mortality and expense risk charge, and earnings on amounts allocated under the Policies to the loan account. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to policyowners.

         We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

REPORTS TO OWNERS

         At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

[X]      the current cash value                     [X]      any activity since the last report
[X]      the current net cash value                 [X]      the current subaccount values and loan account value
[X]      the current life insurance benefit         [X]      current net premium allocations
[X]      the current loan amount                    [X]      any other information required by law

         You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in life insurance benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

CLAIMS OF CREDITORS

         Except as described in the assignment section above, payments we make under the Policy are, to the extent permitted by law, exempt from the claims, attachments or levies of any creditors.

RECORDS

         We will maintain all records relating to the separate account.

ADDITIONAL INFORMATION

         A registration statement under the Securities act of 1933 has been filed with the SEC relating to the offering described in the prospectus and this statement of additional information. Neither the prospectus nor this statement of additional information include all the information included in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

EXPERTS

         The financial statements of WRL Series Life Corporate Account at December 31, 2001 and for each of the two years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The statutory-basis financial statements and schedules of Western Reserve at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, located at 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Actuarial matters included in this SAI have been examined by Matt Monson, Actuary, of Western Reserve, as stated in the opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

         Western Reserve's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these financial statements and schedules only as bearing upon Western Reserve's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

         Western Reserve's financial statements and schedules at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.


UNDERWRITING

UNDERWRITING STANDARDS

         This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

         Your cost of insurance charge will vary by the insured's gender, issue age on the effective date, and rate class. We currently place insureds into the following rate classes:

         -        Medical issue;
         -        Simplified issue;
         -        Guaranteed Issue;
         -        Non-tobacco use;
         -        Tobacco use

         We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds that use tobacco.

IMSA

         We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 202-624-2121.

PERFORMANCE DATA

OTHER PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

         We may compare each subaccount's performance to the performance of:

         -        other variable life issuers in general;
         - variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);
                  ->       Lipper and Morningstar rank variable annuity
                           contracts and variable life policies. Their
                           performance analysis ranks such policies
                           and contracts on the basis of total return, and
                           assumes reinvestment of distributions; but it does
                           not show sales charges, redemption fees or certain
                           expense deductions at the separate account level.
         - the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
                  ->       unmanaged indices may assume the reinvestment of
                           dividends, but usually do not reflect deductions for
                           the expenses of operating or managing an investment
                           portfolio; or
         -        other types of investments, such as:
                  ->       certificates of deposit;
                  ->       savings accounts and U.S. Treasuries;
                  ->       certain interest rate and inflation indices (e.g.,
                           the Consumer Price Index); or
                  ->       indices measuring the performance of a defined group
                           of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman
                           Brothers Corporate Bond Index, or Lehman Brothers
                           Government Bond Index).

WESTERN RESERVE'S PUBLISHED RATINGS

         We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their respective portfolios, or to their performance.

P R O S P E C T U S
           , 2003
-----------

                                WRL ADVANTAGE IV
                                 ISSUED THROUGH
                        WRL SERIES LIFE CORPORATE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                   ADMINISTRATIVE OFFICE 4333 EDGEWOOD ROAD NE
                             CEDAR RAPIDS, IA 52499
                          1-888-804-8461 (610) 439-5253

             AN INDIVIDUAL VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the WRL Advantage IV, an individual variable adjustable life insurance policy (the "Policy") offered by Western Reserve Life Assurance Co. of Ohio, a Transamerica Company and a member of the AEGON Insurance Group. You may allocate amounts under the Policy to one or more of the subaccounts of the WRL Series Life Corporate Account. Each subaccount invests its assets in one of the following corresponding mutual fund portfolios:


GATEWAY VARIABLE INSURANCE TRUST                                       JANUS ASPEN SERIES
|_|  Gateway VIT Fund                                                  |_| Capital Appreciation Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS                             |_| Worldwide Growth Portfolio
|_|  Contrafund(R)Portfolio                                            |_| Aggressive Growth Portfolio
PIMCO VARIABLE INSURANCE TRUST                                         |_| Flexible Income Portfolio
|_|  High Yield Portfolio (Institutional Class)                        |_| International Growth Portfolio
|_|  Total Return Portfolio (Institutional Class)                      |_| Balanced Portfolio
PBHG INSURANCE SERIES FUND                                             VANGUARD VARIABLE INSURANCE FUND
|_|  PBHG Large Cap Growth Portfolio                                   |_| Vanguard VIF Money Market Portfolio
|_|  PBHG Select Value Portfolio                                       |_| Vanguard VIF Short-Term Corporate Portfolio
FIRST EAGLE VARIABLE FUNDS, INC.                                       |_| Vanguard VIF Total Bond Market Index Portfolio
|_|  First Eagle Overseas Variable Fund                                |_| Vanguard VIF High Yield Bond Portfolio
THIRD AVENUE VARIABLE SERIES TRUST                                     |_| Vanguard VIF Equity Index Portfolio
|_|  Third Avenue Value Portfolio                                      |_| Vanguard VIF Diversified Value Portfolio
RYDEX VARIABLE TRUST                                                   |_| Vanguard VIF Mid-Cap Index Portfolio
|_|  OTC Fund                                                          |_| Vanguard VIF International Portfolio
|_|  Nova Fund                                                         |_| Vanguard VIF REIT Index Portfolio
T. ROWE PRICE EQUITY SERIES, INC.                                      |_| Vanguard VIF Small Company Growth Portfolio
|_|  T. Rowe Price Equity Income Portfolio                             |_| Vanguard VIF Total Stock Market Index Portfolio
|_|  T. Rowe Price Mid-Cap Growth Portfolio                            |_| Vanguard VIF Capital Growth Portfolio
|_|  INVESCO VIF - Technology Fund                                     |_| Vanguard VIF Balanced Portfolio
|_|  INVESCO VIF - Telecommunications Fund
ROYCE CAPITAL FUND
|_|  Royce Micro-Cap Portfolio



If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

A prospectus for the portfolios of the fund must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

9

TABLE OF CONTENTS

Policy Benefits/Risks Summary...........................................      1
    Policy Benefits.....................................................      1
       The Policy in General............................................      1
       Flexible Premiums................................................      1
       Free-Look Period.................................................      1
       Variable Life Insurance Benefit..................................      1
       Cash Value.......................................................      2
       Transfers........................................................      2
       Loans............................................................      2
       Partial Withdrawals and Surrenders...............................      2
       Tax Benefits.....................................................      3
       Personalized Illustrations.......................................      3
    Policy Risks........................................................      3
       Investment Risks.................................................      3
       Risk of Lapse....................................................      3
       Tax Risks (Income Tax and MEC)...................................      4
       Loan Risks.......................................................      4
Portfolio Risks.........................................................      4
Fee Tables..............................................................      5
Western Reserve, The Separate Account, and the Portfolios...............      8
         Western Reserve................................................      8
         The Separate Account...........................................      8
         The Portfolios.................................................      9
         Your Right to Vote Portfolio Shares............................     11
Charges and Deductions..................................................     11
         Premium Charge.................................................     12
         Monthly Deduction..............................................     13
         Administrative Charges.........................................     15
         Partial Withdrawal Charge......................................     15
         Loan Interest..................................................     15
         Transfer Charge................................................     16
         Taxes..........................................................     16
         Portfolio Expenses.............................................     16
The Policy..............................................................     16
         Ownership Rights...............................................     16
         Modifying the Policy...........................................     17
         Purchasing a Policy............................................     17
         Replacement of Existing Insurance..............................     17
         When Insurance Coverage Takes Effect...........................     18
         Free-Look Period...............................................     18
         Backdating a Policy............................................     18
Policy Features.........................................................     18
    Premiums............................................................     18
         Allocating Premiums............................................     18
         Premium Flexibility............................................     19
         Planned Periodic Payments......................................     19
         Premium Limitations............................................     19
         Making Premium Payments........................................     19

             This Policy is not available in the State of New York.

Transfers...............................................................     20
         General........................................................     20
         Asset Rebalancing Program......................................     21
         Third Party Asset Allocation Services..........................     22
Policy Values...........................................................     22
         Cash Value.....................................................     22
         Net Cash Value.................................................     22
         Subaccount Value...............................................     22
         Accumulation Units.............................................     22
         Accumulation Unit Value........................................     23
         Net Investment Factor..........................................     23
Life Insurance Benefit..................................................     23
         Life Insurance Benefit Proceeds................................     24
         Life Insurance Benefit.........................................     24
         Choosing Life Insurance Benefit Options........................     25
         Changing the Life Insurance Benefit Option.....................     25
         How Life Insurance Benefits May Vary in Amount.................     26
         Changing the Face Amount.......................................     26
         Decreasing the Face Amount.....................................     26
         Increasing the Face Amount.....................................     26
         Duration of the Policy.........................................     27
         Payment Options................................................     27
Surrenders and Partial Withdrawals......................................     27
         Surrenders.....................................................     27
         Partial Withdrawals............................................     27
         Loans..........................................................     28
         General........................................................     28
         Interest Rate Charged..........................................     28
         Loan Account Interest Rate Credited............................     28
         Indebtedness...................................................     29
         Repayment of Indebtedness......................................     29
         Effect of Policy Loans.........................................     29
Policy Lapse and Reinstatement..........................................     30
         Lapse..........................................................     30
         Reinstatement..................................................     31
Policy Termination......................................................     31
Federal Income Tax Considerations.......................................     31
         Tax Status of the Policy.......................................     31
         Tax Treatment of Policy Benefits...............................     32
Other Policy Information................................................     33
         Payments We Make...............................................     33
         Split Dollar Arrangements......................................     33
Supplemental Benefits (Riders)..........................................     34
         Term Insurance Rider...........................................     34
Additional Information..................................................     35
         Sale of the Policies...........................................     35
         State Variations...............................................     35
         Legal Proceedings..............................................     35
         Financial Statements...........................................     35
Table of Contents of the Statement of Additional Information............     35
Glossary ...............................................................     37
Appendix A - Annual Portfolio Operating Expenses........................     39
Prospectus Back Cover...................................................     42
         Personalized Illustrations of Policy Benefits..................     42
         Inquiries......................................................     42

POLICY BENEFITS/RISKS SUMMARY                                  WRL ADVANTAGE IV

         This summary describes the Policy's important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

POLICY BENEFITS

THE POLICY IN GENERAL

- The WRL Advantage IV is an individual variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

- Under Western Reserve's current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

         - A minimum of five (5) Policies are issued, each on the life of a different insured; OR

         - The aggregate annualized first-year planned premium for all Policies is at least $100,000.

- The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.

- Separate account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

FLEXIBLE PREMIUMS

- You select a premium payment plan, but the plan is flexible - you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

- You increase your risk of lapse if you do not regularly pay premiums, however, failing to pay premiums alone will not cause the Policy to lapse and PAYING THE PLANNED PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. Under certain circumstances, extra premiums may be required to prevent lapse.

FREE-LOOK PERIOD

- Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of the Policy's cash value as of the date the Policy is returned or the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or hold the premium in the general account until the end of the free-look period.

VARIABLE LIFE INSURANCE BENEFIT

- If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the specified amount of insurance you select (the "face amount"), the life insurance benefit option you chose, and any additional insurance provided by riders you purchase.

- CHOICE AMONG LIFE INSURANCE BENEFIT OPTIONS. You must choose one of three life insurance benefit options.

         We offer the following:

-        Option 1 is the greater of:

                  ->       the face amount of the Policy, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

         -        Option 2 is the greater of:

                  -> the face amount of the Policy, plus the Policy's cash value on the date of the insured's death, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

         -        Option 3 is the greater of:

                  -> the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

                  -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

We will reduce the life insurance benefit proceeds by any outstanding loan amount and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

- Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

- CHANGE IN LIFE INSURANCE BENEFIT OPTION AND FACE AMOUNT. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our administrative office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and 3. Changing the life insurance benefit option or the face amount may have tax consequences.

CASH VALUE

- Cash value is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

TRANSFERS

- You can transfer cash value among the subaccounts. You may make transfers in writing, or by fax.

- We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

-        An asset rebalancing program is available.

LOANS

- After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy for up to 90% of the cash value MINUS any indebtedness. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. The minimum loan amount is generally $500.

- For Policies issued on or after January 28, 2002, we currently charge interest of 4.70% annually in Policy Years 1-17 and 4.20% annually in Policy Years 18+, payable in arrears, on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 6.00%. Interest is added to the amount of the loan to be repaid. Different current loan interest rates apply for Policies issued prior to January 28, 2002.

- To secure the loan, we transfer the requested amount of the loan plus interest for one year in advance from the subaccounts to a loan account. The loan account is part of the general account. We will credit 4.00% interest annually on amounts in the loan account.

- Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is modified endowment contract.

PARTIAL WITHDRAWALS AND SURRENDERS

- You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

- We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.

- If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced.

- You may fully surrender the Policy at any time before the insured's death. Life insurance coverage will end. You will receive the net cash value (cash value MINUS any outstanding indebtedness). There are no surrender charges on this Policy.

-                 A partial withdrawal or surrender may have tax consequences.

TAX BENEFITS

We intend for the Policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, as noted above, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receive of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the subaccounts are not taxable transactions.

PERSONALIZED ILLUSTRATIONS

You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

- understand the long-term effects of different levels of investment performances,

-        understand the charges and deductions under the Policy, and;

-        compare the Policy to other life insurance policies.

These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

POLICY RISKS

INVESTMENT RISKS

         The Policy allows you to allocate your Policy's cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums.

RISK OF LAPSE

         Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (that is, the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due. Your Policy will lapse unless you make a sufficient payment during the late period.

         If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk a lapse.

         A Policy lapse may have adverse tax consequences.

         You may reinstate this Policy within five years after it has lapsed (and prior to the insured's reaching age 100), if the insured meets the insurability requirements and you pay the amount we require.

TAX RISKS (INCOME TAX AND MEC)

         We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the life insurance benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

         Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then partial withdrawals, surrenders, pledges and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders, pledges and loans taken before you reach age 59 1/2. If a Policy is not treated as a MEC, partial withdrawals and surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

LOAN RISKS

         A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and place that amount in the loan account as collateral. We then credit a fixed interest rate of 4.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts, the effect could be favorable or unfavorable.

         We also currently charge interest on Policy loans at a rate of 4.70% annually in Policy years 1-17 and 4.20% annually in Policy years 18+, payable in arrears. This charge may increase, but will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

         A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result.

         If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

PORTFOLIO RISKS

         A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

         There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES

         The following tables describe the fees and expenses that are payable when buying and owning a Policy purchased on or after January 28, 2002. Policies issued before January 28, 2002 have different fees and expenses. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a typical policyowner with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

         The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy or transferring Policy cash value among the subaccounts.

                                               TRANSACTION FEES

----------------------------     ---------------------------     ---------------------------     -----------------------------
          CHARGE                       WHEN CHARGE IS                 AMOUNT DEDUCTED                 AMOUNT DEDUCTED
                                          DEDUCTED                   MAXIMUM GUARANTEED           CURRENT  CHARGE AT TIME OF
                                                                  CHARGE THE POLICY ALLOWS             POLICY ISSUE
----------------------------      --------------------------      --------------------------      ----------------------------
PERCENT OF PREMIUM LOAD           Upon receipt of premium         11.50% of each premium          11.50% of premium received
                                                                  received up to the              up to target premium and
                                                                  target premium(1) in all        1.00% of premium received
                                                                  years; 4.50% of premium         in excess of target
                                                                  received in excess of           premium in  Policy year 1;
                                                                  target premium in policy        6.00% of premium received
                                                                  year 1 and 7.50% of             up to target premium and
                                                                  premium received in             0.50% of premium received
                                                                  excess of target premium        in excess of target
                                                                  in Policy years 2+              premium in Policy years
                                                                                                  2-7; 2.10% of premium received
                                                                                                  up to target premium and 0.50%
                                                                                                  of premium received in Policy
                                                                                                  years 8-10; 0.50% of all premium
                                                                                                  received in Policy years 11+

----------------------------      --------------------------      --------------------------      ----------------------------
PARTIAL WITHDRAWAL CHARGE         Upon withdrawal                 2.00% of the amount             We do not currently impose
                                                                  withdrawn, not to exceed        the partial withdrawal
                                                                  $25.00                          charge

----------------------------      --------------------------      --------------------------      ----------------------------
TRANSFER CHARGE                   Upon each transfer              First 12 transfers in a         We do not currently impose
                                  beyond 12 transfers in          Policy year are free,           the transfer charge
                                  any Policy year                 and we reserve the right
                                                                  to charge $25.00 for
                                                                  each subsequent transfer

----------------------------      --------------------------      --------------------------      ----------------------------
LOAN INTEREST SPREAD(2)           On Policy anniversary or        2.00% (annually)                0.70% (annually) in Policy
                                  earlier, as applicable(3)                                       years 1 - 17; 0.80%
                                                                                                  (annually) in Policy years 18+
----------------------------      --------------------------      --------------------------      ----------------------------


(1) The "target premium" is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured's gender, issue age and underwriting class.

(2) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 6.00% annually) and the amount of interest we credit to the amount in your loan account (which is 4.00% annually).

(3) While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured's death. Different Policy loan interest rates apply to Policies issued before January 28, 2002.

         The table below describes the fees and expenses that a Policy owner will pay periodically during the time that he or she owns the Policy, not including portfolio fees and expenses.


                               PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES(1)

-----------------------------  ------------------------  -----------------------------------  ----------------------------
           CHARGE                   WHEN CHARGE IS               AMOUNT DEDUCTED                   AMOUNT DEDUCTED
                                       DEDUCTED            MAXIMUM GUARANTEED CHARGE           CURRENT CHARGE AT TIME OF
                                                               THE POLICY ALLOWS                     POLICY ISSUE
-----------------------------   -----------------------   ----------------------------------  ----------------------------

MONTHLY POLICY CHARGE           On the effective date     $16.50 in the first Policy          $16.50 in the first
                                and on each monthly       year and $10.00 in Year 2+          Policy year and $4.00 in
                                deduction day                                                 Year 2+


-----------------------------   -----------------------   ----------------------------------  ---------------------------
COST OF INSURANCE(2)            On the effective date
                                and on each monthly
                                deduction day
     -   Minimum
         Charge                                           $0.09 per month per $1000 of        $0.0138 per month per
                                                          net amount at risk(3) (Female,      $1000 of net amount at
                                                          NT, Age 20, Medical Issue)          risk (Female, NT, Age 20,
                                                                                              Medical Issue)

     -   Maximum
         Charge                                           $83.33 per month per $1000 of       $33.04 per month per
                                                          net amount at risk (Male, T,        $1000 of net amount at
                                                          Age 99, Guaranteed Issue)           risk (Male, T, Age 99,
                                                                                              Guaranteed Issue)

     -  Charge for a Male,                                $0.50 per month per $1000           $0.11 per month per $1000
        age 48, Guarantee                                 of net amount at risk               of net amount at risk
        Issue, during the
        first Policy year
-----------------------------   -----------------------   ----------------------------------  ---------------------------

MORTALITY AND EXPENSE RISK      On the effective date     0.90% (annually) of the average     0.70% (annually) of the
CHARGE                          and on each monthly       cash value on each valuation day    average cash value on
                                deduction day                                                 each valuation day Policy
                                                                                              years 1 - 17, and 0.20%
                                                                                              (annually) of the average
                                                                                              cash value on each
                                                                                              valuation day in Policy
                                                                                              years 18+

-----------------------------   -----------------------   ----------------------------------  ---------------------------
DEFERRED SALES CHARGE           Annually, on each         1.50% of all premium received in    1.50% of the premium
                                Policy anniversary        Policy year 1                       received up to target
                                during Policy years 2                                         premium in Policy year 1,
                                - 7                                                           and 0.40% of premium
                                                                                              received in excess of
                                                                                              target premium in Policy
                                                                                              year 1
-----------------------------   -----------------------   ----------------------------------  ---------------------------

(1) Different charges apply to Policies issued before May 1, 2001, and to policies issued before January 28, 2002.

(2) Cost of insurance rates vary based on the insured's age at issue, sex, underwriting class and Policy year. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the administrative office listed on the back cover.

(3) The net amount at risk equals the life insurance benefit on a monthly deduction day, divided by 1.0032737, minus the cash value as of the monthly deduction day.

--------------------------------------------------------------------------------------------------------------------

                             PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

------------------------------ ------------------------ -------------------------- ---------------------------------
           CHARGE                 WHEN CHARGE IS            AMOUNT DEDUCTED              AMOUNT DEDUCTED
                                     DEDUCTED           MAXIMUM GUARANTEED CHARGE        CURRENT CHARGE
------------------------------ ------------------------ -------------------------- ---------------------------------
RIDER CHARGES:(4)
------------------------------ ------------------------ -------------------------- ---------------------------------
TERM LIFE INSURANCE RIDER      On the effective date
                               and on each monthly
    -    Minimum Charge        deduction day
                                                        $0.06 per month per        $0.0138 per month per $1000 of
                                                        $1000 of net amount at     net amount at risk
                                                        risk
    -    Maximum Charge
                                                        $83.33 per month per       $33.04 per month per $1000 of
                                                        $1000 of net amount at     net amount at risk
                                                        risk
    -   Charge for a Male,
        age 48, Guarantee                               $0.50 per month per        $0.11 per month per $1000 of
        Issue                                           $1000 of net amount at     net amount at risk
                                                        risk
------------------------------ ------------------------ -------------------------- ---------------------------------

(4) Charges for the riders vary based on the insured's issue or actual age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the administrative office listed on the back cover.


         The next two tables describe the fees and expenses deducted from portfolio assets during the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in the future.

         The first table shows the minimum and maximum total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2002. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

------------------------------------------------------------ -------------------- --------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                          MINIMUM              MAXIMUM
------------------------------------------------------------ -------------------- --------------------
(expenses that are deducted from portfolio assets,                  0.18%                2.32%
including management fees, distribution (12b-1) and other
expenses)
------------------------------------------------------------ -------------------- --------------------

WESTERN RESERVE, THE SEPARATE ACCOUNT AND THE PORTFOLIOS

WESTERN RESERVE

         Western Reserve Life Assurance Co. of Ohio is the insurance company issuing the Policy. Western Reserve's main office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716. Western Reserve's administrative office for this Policy is located at 4333 Edgewood Rd. NE, Cedar Rapids, Iowa 52499. We are obligated to pay all benefits under the Policy.

THE SEPARATE ACCOUNT

         The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

         The separate account is divided into subaccounts, each of which invests in shares of a specific mutual fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

         Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

         CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

         - Remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;

         -        Add new portfolios or remove existing portfolios;

         - Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investments or if we determine that investment in a portfolio is no longer appropriate in light of the purposes of the separate account;

         - Close subaccounts to allocations of new premiums by existing or new Policyowners at any time in our discretion;

         - Make subaccounts (including new subaccounts) available to such classes of Policies as we may determine;

         - Transfer assets supporting the Policies from one subaccount to another or from the separate account to another separate account;

         - Combine the separate account with other separate accounts, and/or create new separate accounts;

         - Deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;

         - Manage the separate account under the direction of a committee at any time;

         - Make any changes required by the 1940 Act or other applicable law or regulation; and

         - Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

         The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

THE PORTFOLIOS

         The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series mutual fund which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

         Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

         Each portfolio's investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). FOR EXAMPLE, AN INVESTMENT IN A MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY AND, DURING PERIODS OF LOW INTEREST RATES, THE YIELDS OF MONEY MARKET SUBACCOUNTS MAY BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE. Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE PORTFOLIO PROSPECTUSES. YOU MAY OBTAIN A FREE COPY OF THE PORTFOLIO PROSPECTUSES BY CONTACTING US AT 1-888-804-8461. YOU SHOULD READ THE MUTUAL FUND PROSPECTUSES CAREFULLY.

Fidelity Variable Insurance
Products Funds - Initial            -        Contrafund(R) seeks long-term
Class                                        capital appreciation.
managed by Fidelity Management
& Research Company

PIMCO Variable Insurance            -        High Yield seeks maximum total
Trust                                        return, consistent with preservation
Managed by Pacific Investment                of capital and prudent investment
Management Company LLC                       management

                                    -        Total Return (Institutional Class)
                                             seeks to maximize total return,
                                             consistent with preservation of
                                             capital and prudent investment
                                             management by investing under
                                             normal circumstances at least 65%
                                             of its assets in a diversified
                                             portfolio of Fixed Income
                                             instruments of varying maturities.

T. Rowe Price Equity Series,        -        T. Rowe Price Mid-Cap Growth seeks
Inc.                                         to provide long-term capital
Managed by T. Rowe Price                     appreciation by investing in mid-cap
Associates, Inc.                             stocks with potential for
                                             above-average earnings growth.

                                    -        T. Rowe Price Equity Income seeks
                                             to provide substantial dividend
                                             income as well as long-term growth
                                             of capital through investments in
                                             the common stocks of established
                                             companies.

Gateway Variable Insurance          -        Gateway VIT Fund seeks to capture
Trust (Managed by Gateway                    the majority of the higher returns
Investment Advisers, L.P.                    associated with equity market
                                             investments, while exposing
                                             investors to significantly less
                                             risk than other equity investments.
                                             The Fund undertakes active measures
                                             to reduce equity volatility while
                                             investing almost all of its assets
                                             in equities.

Janus Aspen Series                  -        Capital Appreciation seeks
Managed by Janus Capital                     long-term growth of capital by
Management LLC                               investing  primarily in common
                                             stocks selected for their growth
                                             potential.

                                    -        Worldwide Growth seeks long-term
                                             growth of capital in a manner
                                             consistent with the preservation of
                                             capital by investing primarily in

                                             common stocks of companies of any
                                             size throughout the world.

                                    -        Aggressive Growth seeks long-term
                                             growth of capital by investing
                                             primarily in common stocks selected
                                             for their growth potential, and
                                             normally invests at least 50% of
                                             its equity assets in medium-sized
                                             companies.

                                    -        Flexible Income seeks to obtain
                                             maximum total return, consistent
                                             with preservation of capital by
                                             primarily investing in a wide
                                             variety of income-producing
                                             securities such as corporate bonds
                                             and notes, government securities
                                             and preferred stock.

                                    -        International Growth seeks
                                             long-term growth of capital by
                                             investing under normal
                                             circumstances at least 80% of its
                                             net assets in securities of issuers
                                             from at least five different
                                             countries, excluding the United
                                             States.

                                    -        Balanced Portfolio seeks long-term
                                             capital growth, consistent with
                                             preservation of capital and
                                             balanced by current income.

First Eagle Variable Funds, Inc.    -        Overseas Fund seeks long-term growth
Managed by Arnhold and                       of capital by investing primarily
S. Bleichroeder Advisers, Inc.               in equities, including common and
                                             preferred stock, warrants, or other
                                             similar rights, and convertible
                                             securities, issued by small and
                                             medium size, non-U.S. companies.

PBHG Insurance Series Fund          -        Large Cap Growth Insurance Series
Managed by Pilgrim Baxter                    Portfolio seeks long term growth
& Associates, Ltd.                           of capital by investing under
                                             normal market conditions 80% of its
                                             total assets in growth securities,
                                             such as common stocks, of large
                                             capitalization companies.

                                    -        Select Value Insurance Series
                                             Portfolio seeks to provide
                                             investors long-term growth of
                                             capital and income by investing
                                             under normal market conditions at
                                             least 65% of its total assets in
                                             value securities, such as common
                                             stocks, of no more than 30
                                             companies with large market
                                             capitalizations.

Vanguard Variable Insurance         -        Money Market seeks to provide income
Fund                                         while maintaining liquidity and
Managed by the following:                    a stable share price of $1. An
                                             investment in the Portfolio is not
                                             insured or guaranteed by the FDIC
                                             or any other government agency.
                                             Although the Portfolio seeks to
                                             preserve the value of your
                                             investment at $1 per share, it is
                                             possible to lose money by investing
                                             in the Portfolio.

Money Market, Short-Term            -        Short Term Corporate seeks income
Corporate and Total Bond Market              while maintaining a high degree of
Index - Vanguard's Fixed Income              stability of principal.
Group

                                    -        Total Bond Market Index seeks to
                                             provide a higher level of income by
High Yield Bond and Balanced -               attempting to match the performance
Wellington Management Company, LLP           of a broad-based market index of
                                             publicly traded, investment-grade bonds.

Equity Index, Mid-Cap Index,        -        High Yield Bond seeks to provide a
Total Stock Market Index and REIT            higher level of income by
Index - Vanguard's Quantitative              investing primarily in a diversified
Equity Group                                 group of high-yielding, higher-risk
                                             corporate bonds with medium- and lower-range
                                             credit-quality ratings, commonly known
                                             as "junk bonds".

                                    -        Balanced seeks to conserve capital,
Equity Income - Newell Associates            while providing moderate income and
                                             moderate long-term growth of capital
                                             and income.

                                    -        Diversified Value seeks to provide
                                             long-term growth of capital and a
Diversified Value - Barrow,                  moderate level of dividend income.
Hanley, Mewhinney & Strauss
                                    -        Equity Index seeks to provide long-term
                                             growth of capital and income by
Small Company Growth - Granahan              attempting to match the performance
Investment Management, Inc. and              of a broad-based market index of
Grantham, Mayo, Van Otterloo                 stocks of large U.S. companies.
& Co LLC
                                    -        Mid-Cap Index seeks to provide
                                             long-term growth of capital by
                                             attempting to match the performance
                                             of a broad-based market index of
                                             stocks of medium-size U.S.
                                             companies.

International - Schroder            -        Small Company Growth seeks to
Investment Management                        provide long-term growth of capital by
North America Inc.                           investing primarily in the stocks of
                                             smaller companies (which, at the
                                             time of purchase, typically have a
                                             market value of less than $1-$2
                                             billion).

Capital Growth - PRIMECAP           -        International seeks to provide a
Management Company                           long-term growth of capital by
                                             investing primarily in the stocks
                                             of seasoned companies located
                                             outside of the United States.

                                    -        REIT Index seeks to provide a high
                                             level of income and moderate
                                             long-term growth of capital.

                                    -        Total Stock Market Index seeks to
                                             match the performance of a
                                             benchmark index that measures the
                                             investment return of the overall
                                             stock market.

                                    -        Capital Growth seeks to provide
                                             long-term growth of capital.


Royce Capital Fund                  -        Royce Micro-Cap seeks long-term
Managed by Royce and                         growth of capital by investing
Associates Inc.                              assets primarily in a broadly
                                             diversified portfolio of equity
                                             securities issued by micro-cap
                                             companies (companies with stock
                                             market capitalization less than
                                             $400 million).


Rydex Variable Trust                -        OTC Fund seeks to provide
Managed by Rydex Global Advisors             investment results that correspond
                                             to a benchmark for over-the-counter
                                             securities. The current benchmark
                                             is the NASDAQ 100 Index. The NASDAQ
                                             100 Index contains the 100 largest
                                             non-financial, non-utilities stocks
                                             in the NASDAQ Composite.

                                    -        Nova Fund seeks to provide
                                             investment returns that correspond
                                             to 150% of the daily performance of
                                             the S&P 500 Index. The S&P 500
                                             Index is an unmanaged index
                                             composed of 500 common stocks from
                                             a wide range of industries that are
                                             traded on the New York Stock
                                             Exchange, The American Stock
                                             Exchange and the NASDAQ

Third Avenue Variable Series Trust  -        Third Avenue Value seeks long-term
Managed by EQSF Advisers, Inc.               capital appreciation.

         We may receive payments or revenues from some of all of the portfolios or their investment advisors (or their affiliates) in connection with administration, distribution or other services provided with respect to the portfolios and their availability through the Policy. The amount we receive, if any, may be different for different portfolios, may depend on how much of our cash value is invested in the applicable portfolios, and may be substantial. Currently these payments range from 0% to 0.25% of our investment in the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

         Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

         Before a vote of a portfolio's shareholders occurs, you will receive voting materials from in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premiums or cash value are allocated. The number of votes for each subaccount is determined by dividing the Policy's subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

         If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and reasons we took such action in the next semi-annual report for the appropriate portfolio.

CHARGES AND DEDUCTIONS

         This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; (3) the risks we assume; and (4) our profit expectations.

SERVICES AND BENEFITS WE PROVIDE    -        the life insurance benefit, cash
UNDER THE POLICY:                            value and loan benefits;

                                    -        investment options, including net
                                             premium allocations;

                                    -        administration of elective options;
                                             and

                                    -        the distribution of reports to
                                             owners.

COSTS AND EXPENSES WE INCUR:        -        costs associated with processing
                                             and underwriting applications and
                                             changes in face amount and riders;

                                    -        expenses of issuing and
                                             administering the Policy (including
                                             any Policy riders);

                                    -        overhead and other expenses for
                                             providing services and benefits and
                                             sales and marketing expenses,
                                             including compensation paid in
                                             connection with the sale of the
                                             Policies; and

                                    -        other costs of doing business, such
                                             as collecting premiums, maintaining
                                             records, processing claims,
                                             effecting transactions, and paying
                                             federal, state and local premium
                                             and other taxes and fees.

RISKS WE ASSUME:                    -        that the charges we may deduct may
                                             be insufficient to meet our actual
                                             claims because  insureds die sooner
                                             than we estimate; and

                                    -        that the costs of providing the
                                             services and benefits under the
                                             Policies may exceed the charges we
                                             are allowed to deduct.

         Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM CHARGE

         We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts. The expenses deducted from your premium are intended to compensate us for sales expenses including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

PERCENT OF PREMIUM LOAD             -        Target premium is the amount of
                                             premium used to determine the
                                             charge applied to premium payments.
                                             Under most circumstances, the
                                             target premium is the maximum
                                             premium that can be paid in a
                                             Policy year without the Policy
                                             becoming a modified endowment
                                             contract. Premiums paid in excess
                                             of target premium may have adverse
                                             tax consequences. Target premium
                                             varies depending on the insured's
                                             gender, issue age, and underwriting
                                             class and is listed on your
                                             Policy's specification page.

                                             For Policies issued on or after
                                             January 28, 2002, the percent of
                                             premium load currently equals:

                                    ->       11.50% of premium received up to
                                             target premium and 1.00% of premium
                                             received in excess of target
                                             premium in Policy Year 1; and

                                    ->       6.00% of premium received up to
                                             target premium and 0.50% of premium
                                             received in excess of target
                                             premium in Policy years 2-7; and

                                    ->       2.10% of premium received up to
                                             target premium and 0.50% of premium
                                             received in excess of target
                                             premium in Policy years 8-10; and

                                    ->       0.50% of all premium received
                                             thereafter.

                                    Different charges apply to Policies issued prior to January 28, 2002. We can increase the percent of premium load, but the maximum percent of premium load deduction is 11.50% of premium received up to target premium in all years; and 4.5% of premium received in excess of target premium in Policy year 1 and 7.5% of premium received in excess of target premium thereafter.

DEFERRED SALES CHARGE      -        On each Policy anniversary during Policy
                                    years 2-7, we deduct either a percent of the premium received in Policy year 1 or the decrease in premium in excess of target premium received in Policy year 1.

                                    For Policies issued on or after May 1, 2001, the current deferred sales charge equals:

                                    ->       1.50% of premium received up to
                                             target premium; and

                                    ->       0.40% of premium received in excess
                                             of target premium in Policy Year 1.

                                    Different charges apply to Policies issued prior to May 1, 2001. We can increase this charge, but the maximum deferred sales charge is 1.50% of all premium received in Policy year 1.

                                    Higher premium amounts you pay during the first Policy year will result in higher amounts being subject to the deferred sales charge in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales charge.


MONTHLY DEDUCTION

         We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

THE MONTHLY DEDUCTION IS   -        the monthly Policy charge; PLUS
EQUAL TO:                  -        the monthly cost of insurance charge for
                                    the Policy; PLUS

                           - the monthly charge for any benefits provided by riders attached to the Policy; PLUS

                           - a factor representing the mortality and expense risk charge.

                           MONTHLY POLICY CHARGE:

                           - This charge currently equals $16.50 each Policy month in the first Policy year and $4.00 each month thereafter.

                           -        We can increase this charge, but we
                                    guarantee this charge will never be more than $16.50 each month in the first Policy year and $10.00 each month thereafter.

                           - This charge is used to cover administrative services relating to the Policy.

                           MONTHLY COST OF INSURANCE CHARGE:

                           -        We calculate and deduct this charge monthly.
                                    The charge is dependent upon a number of variables that cause the charge to vary from Policy to Policy and from monthly deduction day to monthly deduction day. We may calculate the cost of insurance rate separately for the face amount at issue and for any increase in face amount.

                           - The monthly cost of insurance charge is equal to 1. multiplied by the result of 2. minus 3., where:

                                    1.       is the monthly cost of insurance
                                             rate per $1,000 of insurance;

                                    2.       is the number of thousands of
                                             dollars of life insurance benefit
                                             for the Policy (as defined in the
                                             applicable Option 1, Option 2 or
                                             Option 3) divided by 1.0032737; and

                                    3.       is the number of thousands of
                                             dollars of cash value as of the
                                             monthly deduction day (before this
                                             cost of insurance deduction), and
                                             after the mortality and expense
                                             risk charge, any applicable Policy
                                             charge and the costs of any riders
                                             are subtracted.)

                           - This charge is used to compensate us for the anticipated costs of paying the amount of the life insurance benefit that exceeds your cash value upon the death of the insured.

         To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured's gender, attained age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate (1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by gender, attained age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

         The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, gender and tobacco status issued under medical issue.

         Cost of insurance rates for an Insured in a non-tobacco class are less than or equal to rates for an Insured of the same age and gender in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and gender and tobacco status in a substandard class.

         We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

                           OPTIONAL INSURANCE RIDERS:

                           - The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider.

                           MORTALITY AND EXPENSE RISK CHARGE:


                           - We deduct a daily charge from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume.

                                    The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. For Policies issued on or after January 28, 2002, the current deferred sales charge is equivalent to:

                                    ->       An effective annual rate of 0.70%
                                             in Policy years 1-17; and

                                    ->       An effective annual rate of 0.20%
                                             thereafter.

                                    Different charges apply to Policies issued prior to January 28, 2002. We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 0.90% in all Policy years.

                                    The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

                                    If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution or other costs.

ADMINISTRATIVE CHARGES

PARTIAL WITHDRAWAL CHARGE

         - After the first Policy year, you may make a partial withdrawal.

         - When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

         -        We currently do not impose this charge.

         - We deduct this amount from the withdrawal on a pro-rata basis from the subaccounts unless you provide other instructions.

         -        We will not increase this charge.

LOAN INTEREST

         - Loan interest is charged in arrears on the amount of the outstanding Policy loan.

         - Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.

         - If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+. Different loan interest rates apply for Policies purchased before January 28, 2002.

         - After offsetting the 4.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.70% (annually) in Policy years 1-17 and 0.20% (annually) in Policy years 18+.

         - The minimum guaranteed interest rate we will charge for a Policy loan is 6.00% (annually). After offsetting the 4.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% (annually).

         -        We may declare various lower Policy loan interest rates.

         When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis, unless you specify a different allocation by written notice to our administrative office.


TRANSFER CHARGE

         - We currently allow you to make any number of transfers each year free of charge.

         - We reserve the right to charge $25 for each transfer over 12 during a Policy year.

         - For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.

         - We deduct the transfer charge from the amount being transferred.

         - Transfers due to automatic asset rebalancing, loans, or the expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

         -        We will not increase this charge.

TAXES

         We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

PORTFOLIO EXPENSES

         The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.18 to 2.32% in 2002. See the Portfolio Annual Expense Table in Appendix A of this prospectus, and the fund prospectuses.

THE POLICY

OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The insured is the owner unless the application specifies a different owner. The owner may exercise all of the rights and options described in the Policy. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The principal rights an owner may exercise are:

         -        to designate or change beneficiaries;

         -        to receive amounts payable before the death of the insured;

         - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment and there may be tax consequences);

         -        to change the owner of this Policy; and

         -        to change the specified amount of this Policy.

         No designation or change in designation of an owner will take effect unless we receive a written request. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

MODIFYING THE POLICY

         Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president, one of our vice presidents, secretary or officers. NO AGENT MAY BIND US BY MAKING ANY PROMISE NOT CONTAINED IN THE POLICY.

Upon notice to you, we may modify the Policy:

         - to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or

         - to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life insurance policies; or

         - to reflect a change (permitted by the Policy) in the operation of the separate account; or

         - to provide additional subaccounts and/or fixed account options.

         If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

PURCHASING A POLICY

         We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

         - A minimum of five Policies are issued, each on the life of a different insured; OR

         - The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

         To purchase a Policy, you must submit a completed application and an initial premium to us at our administrative office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy and us.

         Our current minimum face amount of a Policy is generally $25,000.

         We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age
75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

         -        the date of your application; or

         - the date the insured completes all of the medical tests and examinations that we require.

REPLACEMENT OF EXISTING INSURANCE

         It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts, or exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine the Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

         IF YOU CONTEMPLATE EXCHANGING YOUR EXISTING LIFE INSURANCE POLICY FOR THE POLICY, YOU SHOULD CONSULT A TAX ADVISOR TO DISCUSS THE POTENTIAL TAX EFFECTS OF SUCH A TRANSACTION.

         Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

WHEN INSURANCE COVERAGE TAKES EFFECT

         Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.

FREE-LOOK PERIOD

         You may cancel your Policy for a refund during the "free look period" by returning it to us or to the sales representative who sold it to you. The free-look period generally expires 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

         -        the cash value as of the date the Policy is returned; or

         -        the premiums paid less any partial withdrawals.

Under ordinary circumstances we refund the premiums paid less partial withdrawals.

BACKDATING A POLICY

         If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

         Cost of insurance charges are based in part on the age of the insured on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.

POLICY FEATURES

PREMIUMS

ALLOCATING PREMIUMS

         In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts. You must follow these guidelines:

         -        allocation percentages must be in whole numbers; and

         - if you select asset rebalancing, then the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

         The initial premium, less charges (the "net premium"), will be allocated to the general account during the free-look period and will earn interest at an annual rate (minimum 4%) that we declare. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the subaccounts that you have chosen on your application. We deem the Policy to be delivered four days after it is mailed for the purpose of allocating the net premium (including interest) at the end of the free-look period.

         Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our administrative office or faxing us at 319-369-2378 Monday - Friday 8:00 a.m. - 4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

         Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange ("NYSE") (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

         You should periodically review how your cash value is allocated among the subaccounts because market conditions and your overall financial objectives may change.

PREMIUM FLEXIBILITY

         You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the sales charge (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the deferred sales charge (because this charge is based on a percentage of premium received in the first Policy year).

PLANNED PERIODIC PAYMENTS

         You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

         EVEN IF YOU MAKE YOUR PLANNED PERIODIC PAYMENTS IN FULL AND ON SCHEDULE, YOUR POLICY MAY STILL LAPSE. The duration of your Policy depends on the Policy's net cash value. If the net cash value is not high enough to pay the monthly deduction when due, then your Policy will lapse (unless you make the payment we specify during the late period).

PREMIUM LIMITATIONS

         Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. This maximum is shown in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium.

MAKING PREMIUM PAYMENTS

         We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Western Reserve Life Assurance Co. of Ohio. As an accommodation to you, we will accept initial and subsequent premium payments by wire transfer. You must send a simultaneous fax transmission to 319-369-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive an appropriate fax or a completed application.

         If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

                     ALLFIRST
                     ABA #052000113
                     For credit to: Western Reserve Life
                     Account #: 89487643

                     Include your name and Policy number on all correspondence

TRANSFERS

GENERAL

         You or your agent/registered representative of record may make transfers among the subaccounts. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our administrative office. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

         - You may request transfers in writing (in a form we accept), or by fax to our administrative office.

         - The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

         - The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

         - We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

         - Transfer charges will be deducted on a pro-rata basis from each subaccount from which a transfer was made.

         - We consider all transfers made in any one day to be a single transfer.

         - Transfers resulting from loans, asset rebalancing and the reallocation of cash value immediately after the free-look period are not treated as transfers for the purpose of the transfer charge.

         Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect prices to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading. Specifically, each portfolio reserves the right to reject any transfer request that it regards as disruptive to efficient portfolio management. A transfer request could be rejected because of the timing of the investment or because of a history of excessive transfers by the owner.

         The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

         The portfolios do not permit market timing. Do not invest with us if you are a market timer. If we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions.

         To make a transfer via fax, send your instructions to 319-369-2378 Monday - Friday 8:00 a.m. - 4:30 p.m. Central time.

         Please note the following regarding fax transfers:

         -> We will employ reasonable procedures to confirm that fax instructions are genuine.

         -> Fax orders must be received at our administrative office before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.

         -> WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 319-369-2378.

         -> We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

         We cannot guarantee that faxed transactions will always be available. For example, our administrative offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

         We will process any transfer order we receive at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

ASSET REBALANCING PROGRAM

         We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains. A subaccount may still have losses.

         You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our administrative office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

TO START ASSET REBALANCING:         ->       you must submit a completed asset
                                             rebalancing request form to us at
                                             our administrative office; and

                                    ->       you must have a minimum cash value
                                             of $10,000 or make a $10,000
                                             initial premium payment.

         There is no charge for the asset rebalancing program. Reallocations we make under the program will not count towards your 12 free transfers each year.

ASSET REBALANCING WILL CEASE IF:    ->       we receive your request to
                                             discontinue participation at our
                                             administrative office;

                                    ->       you make any transfer to or from
                                             any subaccount other than under a
                                             scheduled rebalancing; or

                                    ->       you elect to participate in any
                                             asset allocation services provided
                                             by a third party.

         You may start and stop participation in the asset rebalancing program at any time; but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

THIRD PARTY ASSET ALLOCATION SERVICES

         We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

POLICY VALUES

CASH VALUE

         - Varies from day to day, depending on the investment experience of the subaccounts you choose, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

         - Serves as the starting point for calculating values under a Policy.

         - Equals the sum of all values in each subaccount and the loan account.

         -        Is determined on the effective date and on each valuation day.


         - Has no guaranteed minimum amount and may be more or less than premiums paid.

NET CASH VALUE

         The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our administrative office.

NET CASH VALUE ON ANY VALUATION    -      the cash value as of such date; MINUS
DATE EQUALS:                       -      any outstanding Policy loan amount
                                          (indebtedness).

SUBACCOUNT VALUE

         Each subaccount's value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount's value is equal to that part of the net premium allocated to the subaccount and any cash value transferred to the subaccount, adjusted by interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

ACCUMULATION UNITS

          Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our administrative office. Accumulation units are canceled as of the end of the valuation period in which we receive written notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

         Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

         -        partial withdrawals or transfers from a subaccount;

         -        surrender of the Policy;

         -        payment of the life insurance benefit proceeds;

         -        Policy loans; and

         -        the monthly deduction.


THE NUMBER OF ACCUMULATION UNITS    -        the initial units purchased at
IN ANY SUBACCOUNT ON ANY MONTHLY             accumulation unit value at the end
DEDUCTION DAY EQUALS:                        of the free-look period; PLUS

                                    -        units purchased with additional net
                                             premium(s); PLUS

                                    -        units purchased via transfers from
                                             another subaccount or the loan
                                             account; MINUS

                                    -        units redeemed to pay for monthly
                                             deductions; MINUS

                                    -        units redeemed to pay for partial
                                             withdrawals; MINUS

                                    -        units redeemed as part of a
                                             transfer to another subaccount or
                                             the loan account; MINUS

                                    -        units redeemed to pay transfer
                                             charges.

ACCUMULATION UNIT VALUE

         We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

NET INVESTMENT FACTOR

         The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

         -        the result of

                  - the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; PLUS

                  - the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the "ex-dividend" date occurs during the current valuation period; DIVIDED BY

         - the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

         The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

         The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.


LIFE INSURANCE BENEFIT

         As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner or the owner's estate. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

LIFE INSURANCE BENEFIT PROCEEDS     -        the life insurance benefit
EQUAL:                                       (described below); MINUS

                                    -        any monthly deductions due during
                                             the late period (if applicable);
                                             MINUS

                                    -        any outstanding indebtedness or due
                                             and unpaid charges; PLUS

                                    -        any additional insurance in force
                                             provided by rider.

         We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured's age or gender.

LIFE INSURANCE BENEFIT

         The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit equals the cash value. You may choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found in the "Life Insurance Benefit" section of the SAI.

LIFE INSURANCE BENEFIT OPTION 1     1.       the face amount of the Policy; OR
EQUALS THE GREATEST OF:

                                    2.       the applicable percentage called
                                             the "limitation percentage,"
                                             MULTIPLIED BY the cash value on the
                                             insured's date of death; OR

                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code.

         Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

                  Option 1 illustration. Assume that the insured's attained age is under 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or be greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

         If at any time, however, the cash value multiplied by the limitation percentage is less than the face amount, the life insurance benefit will equal the face amount of the Policy.

LIFE INSURANCE BENEFIT OPTION 2     1.       the face amount; PLUS
EQUALS THE GREATEST OF:
                                             -        the cash value on the
                                                      insured's date of death;
                                                      OR

                                    2.       the limitation percentage,
                                             MULTIPLIED BY

                                             -        the cash value on the
                                                      insured's date of death;
                                                      OR

                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code.

         Under Option 2, the life insurance benefit always varies as the cash value varies.

                  Option 2 illustration. Assume that the insured is under the age of 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

          If at any time, however, cash value multiplied by the limitation percentage is less than the face amount plus the cash value, then the life insurance benefit will be the face amount plus the cash value of the Policy.

LIFE INSURANCE BENEFIT OPTION 3     1.       the face amount; PLUS
EQUALS THE GREATEST OF:
                                             -      cumulative premiums paid;
                                                    LESS

                                             -      cumulative partial
                                                    withdrawals; OR

                                    2.       the limitation percentage,
                                             MULTIPLIED BY

                                             -      the cash value on the
                                                    insured's date of death; OR

                                    3.       the amount required for the Policy
                                             to qualify as a life insurance
                                             contract under Section 7702 of the
                                             Internal Revenue Code

         Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and may vary as the cash value varies.

         Option 3 illustration. Assume that the insured is under the age of 40, that there is no outstanding indebtedness, and that the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

         The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

         To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

CHOOSING A LIFE INSURANCE BENEFIT OPTION

         You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose will have an impact on the dollar value of the life insurance benefit, on your cash value, and on the amount of cost of insurance charges you pay.

         Option 1 could be considered more suitable for you if your goal is increasing cash value based upon positive investment experience while Options 2 and 3 could be considered more suitable if your goal is increasing your total life insurance benefit.

CHANGING THE LIFE INSURANCE BENEFIT OPTION

         After the first Policy year, you may change your life insurance benefit option (subject to the rules below). We will notify you of the new specified amount.

         -        You may not change between Options 2 and 3.

         - You must send your written request to our administrative office.

         -        We may require proof of insurability.

         - The effective date of the change will be the monthly deduction day on or following the date when we approve your request for a change.

         - You may not make a change that would decrease the specified amount below the minimum specified amount of the Policy.

         - If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

         - If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

         - If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

         - If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

         - You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

         - There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's life insurance benefit option.

HOW LIFE INSURANCE BENEFITS MAY VARY IN AMOUNT

          As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy's cash value. Under Option 1, the life insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage times the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals.

CHANGING THE FACE AMOUNT

          Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have Federal income tax consequences. Consult a tax advisor before changing the face amount.

DECREASING THE FACE AMOUNT

         After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's face amount.

CONDITIONS FOR DECREASING           -        you must send your written request
THE FACE AMOUNT:                             to our administrative office;

                                    -        you may not decrease your face
                                             amount lower than $25,000;

                                    -        you may not decrease your face
                                             amount if it would disqualify your
                                             Policy as life insurance under the
                                             Internal Revenue Code;

                                    -        a decrease in face amount will take
                                             effect on the monthly deduction day
                                             on or after we receive your written
                                             request.



INCREASING THE FACE AMOUNT

         After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy's face amount.


CONDITIONS FOR INCREASING
THE FACE AMOUNT:                    -        you must submit a written
                                             application to our administrative
                                             office;

                                    -        you must submit additional evidence
                                             of insurability as requested.;

                                    -        we reserve the right to decline any
                                             increase request;

                                    -        you do not need to increase your
                                             premium, but there must be enough
                                             net cash value to cover the next
                                             month deduction after the increase
                                             becomes effective;

                                    -        an increase in face amount will
                                             take effect on the monthly
                                             deduction day on or after we
                                             approve your written request.

DURATION OF THE POLICY

         The Policy's duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

PAYMENT OPTIONS

         There are several ways of receiving proceeds under the life insurance benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of a separate account.


SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDERS

         You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our administrative office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits, we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial surrenders or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy's expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount. A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

PARTIAL WITHDRAWALS

         After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your cash value subject to certain conditions.

PARTIAL WITHDRAWAL CONDITIONS:      -        You must send your written partial
                                             withdrawal request with an original
                                             signature to our administrative
                                             office.

                                    -        The minimum amount of the partial
                                             withdrawal is $500 and the maximum
                                             amount of the partial withdrawal is
                                             an amount that would leave at least
                                             $500 remaining amount in each
                                             subaccount from which the partial
                                             withdrawal is made.

                                    -        There is no limit to the number of
                                             partial withdrawals per Policy
                                             year.

                                    -        The partial withdrawal will be
                                             deducted from each of the
                                             subaccounts on a pro-rata basis
                                             unless you specify otherwise in
                                             your written request.

                                    -        You may not take a partial
                                             withdrawal if it will reduce the
                                             face amount below the minimum face
                                             amount set forth in the Policy.

                                    -        We generally will pay a partial
                                             withdrawal request within seven
                                             days following the valuation day we
                                             receive the request at our
                                             administrative office.

                                    -        We will deduct a processing fee
                                             equal to $25 or 2% of the amount
                                             you withdraw, whichever is less. We
                                             deduct this amount from the
                                             withdrawal, and we pay you the
                                             balance. We will deduct this fee on
                                             a pro-rata basis from the
                                             subaccounts unless you specify
                                             otherwise in your written request.

                                    -        You may not take a partial
                                             withdrawal that would disqualify
                                             your Policy as life insurance under
                                             the Internal Revenue Code.

                                    -        A partial withdrawal may have tax
                                             consequences.

         If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced.


LOANS

GENERAL

         After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035

Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan.


POLICY LOANS ARE SUBJECT TO         -        we may require you to borrow at
CERTAIN CONDITIONS:                          least $500;

                                    -        the maximum amount you may borrow
                                             is 90% of the cash value, MINUS any
                                             outstanding loan amount;

                                    -        outstanding loans have priority
                                             over the claims of any assignee or
                                             other person; and.

                                    -        The loan may be repaid totally or
                                             in part.

         When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis unless you specify otherwise in your written notice. We will transfer that amount to the loan account until the loan is repaid. The loan account is a part of our general account and is used as collateral for a Policy loan.

         We normally pay the amount of the loan within seven days after we receive a proper loan request at our administrative office. We may postpone payment of loans under certain conditions.

         You may also fax your loan request to us at 319-369-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

         At each Policy anniversary, we will compare the outstanding loan amount (including loan interest in advance until the next Policy anniversary, if not paid) to the amount in the loan account (including interest credited to the loan account during the previous Policy year). We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount exceeds the amount in the loan account, we will withdraw the difference from the subaccounts and transfer it to the loan account, in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we will withdraw the difference from the loan account and transfer it to the subaccounts in the same manner as current net premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge.

INTEREST RATE CHARGED

         If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan that is equal to 4.70% in Policy years 1-17 and 4.20% in Policy years 18+ (6.0% maximum guaranteed). Different current loan interest rates apply for Policies issued prior to January 28, 2002. Interest is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If an annual interest rate lower than 6.0% is set, any subsequent increase in the interest rate is subject to the following conditions:

         - The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

         - The amount by which we may increase the interest rate will not exceed 1% per year, but the maximum annual interest rate will be 6%.

         - We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

         - If a loan is outstanding 40 days or more before the effective date of an increase in the annual interest rate, we will notify you of that increase at least 30 days prior to the effective date of the increase.

         - We will give notice of any increase in the annual interest rate whenever a loan is made during the 40 days before the effective date of the increase.

LOAN ACCOUNT INTEREST RATE CREDITED

         We will credit the amount in the loan account with interest at an effective annual rate of 4.0%.

INDEBTEDNESS

         Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

REPAYMENT OF INDEBTEDNESS

         You may repay indebtedness at any time. Payments must be sent to our administrative office and will be credited as of the date received. WE WILL TREAT PAYMENTS MADE WHILE THERE IS INDEBTEDNESS AS PREMIUM PAYMENTS UNLESS YOU INDICATE THAT THE PAYMENT IS A LOAN REPAYMENT. If not repaid, we may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the loan account will be transferred from the loan account to the subaccounts in the same manner as current net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

EFFECT OF POLICY LOANS

         A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

         There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

POLICY LAPSE AND REINSTATEMENT

LAPSE

         Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

         If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the LATE PERIOD. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

         If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and will charge any monthly deductions due to the subaccounts according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately prior to the commencement of the late period, reduced by any due and unpaid charges.

REINSTATEMENT

         We will reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

         - submit a written application for reinstatement to our administrative office;

         -        provide evidence of insurability satisfactory to us;

         - make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two month deductions that will become due after the time of reinstatement.

         We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.

POLICY TERMINATION

         Your Policy will terminate on the earliest of:

         -        the end of the late period; or

         -        the date the insured dies;

         -        the date the Policy is surrendered.


FEDERAL INCOME TAX CONSIDERATIONS

         The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

         A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

         Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies where the maturity date has been extended will be excludible from the beneficiary's gross income and whether policy cash value will be deemed to be distributed to you on the original maturity date. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

         In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

         In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

         The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General. We believe that the life insurance benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

         Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

         Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

         If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

         Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

         Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

         - All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

         - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

         - A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

         - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

         Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

         Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 18th Policy year are less clear and a tax advisor should be consulted about such loans.

         Finally, distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

         Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

         Continuation Beyond Age 100. If the Policy continues in force beyond the Insured's 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

         Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding unless withholding is eliminated under an international treaty with the United States.

         Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

         Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a distribution.

         Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

         Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

         Tax Shelter Regulations. Prospective owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

         Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

         Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

         Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

         Possible Charges for Western Reserve's Taxes. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policies. We reserve the right to charge the subaccounts for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION

PAYMENTS WE MAKE

         We usually pay the amounts of any surrender, partial withdrawal, life insurance benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proof of death at our administrative office. However, we can postpone such payments if:

         - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

         - the SEC permits, by an order, the postponement for the protection of policyowners; OR

         - the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

         If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored.

         If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators.

SPLIT DOLLAR ARRANGEMENTS

         You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

         For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee's beneficiary would receive the balance of the proceeds.

         No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our administrative office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

         On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, PUBLICLY-TRADED companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

         Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

         In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department recently issued proposed regulations that, if finalized, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

SUPPLEMENTAL BENEFITS (RIDERS)

         The following supplemental benefit (rider) is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences and you should consult a tax advisor before doing so.

TERM INSURANCE RIDER

         Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

FEATURES OF TERM INSURANCE RIDER:   -        the rider increases the Policy's
                                             life insurance benefit by the
                                             rider's face amount;

                                    -        the rider may be purchased at the
                                             time of application or after the
                                             Policy is issued;

                                    -        the term insurance rider terminates
                                             at age 100;

                                    -        you may reduce or cancel coverage
                                             under the term insurance rider
                                             separately from reducing the face
                                             amount of the Policy; and

                                    -        the face amount of the Policy may
                                             be decreased, subject to certain
                                             minimums, without reducing the
                                             coverage under the term insurance
                                             rider.

         We reserve the right to discontinue the availability of any riders for new Policies at any time and also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.

ADDITIONAL INFORMATION

SALE OF THE POLICIES

         We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but for Policies issued on or after May 1, 2001, the maximum sales commission payable is expected to range from 20% of target premium; 3.2% of excess of target premium in the first Policy year to 2.4% of all premium in Policy years 8+. We will also pay an additional trail commission of 0.10% on the account value after the first Policy year. Different commissions apply for Policies issued prior to May 1, 2001.

         We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG Securities") for the distribution and sale of the Policies. AFSG Securities is affiliated with us. AFSG Securities may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives. All such sales representatives are registered with the NASD and with the sate in which they do business. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

         See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

STATE VARIATIONS

         The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our administrative office for more specific information.

LEGAL PROCEEDINGS

         Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement, or on Western Reserve's ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

         The financial statements of Western Reserve and the separate account are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION  -

Glossary

The Policy - General Provisions
       Ownership Rights
       Our Right to Contest the Policy
       Suicide Exclusion
       Misstatement of Age or Gender
       Modifying the Policy
       Life Insurance Benefit
       Addition, Deletion, or Substitution of Investments
Additional Information
       Settlement Options
       Additional Information about Western Reserve and the Separate Account Potential Conflicts of Interest
       Legal Matters
       Variations in Policy Provisions
       Personalized Illustrations of Policy Benefits
       Sale of the Policies
       Reports to Owners
       Claims of Creditors
       Records
       Additional Information
       Experts
       Financial Statements
Underwriting
       Underwriting Standards
IMSA
Performance Data
       Other Performance Data in Advertising Sales Literature
       Western Reserve's Published Ratings

GLOSSARY

accumulation unit - A unit of measurement used to calculate values under the Policy.

administrative office - Western Reserve's administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, (610) 439-5253. Our phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. - 4:30 p.m. Central Standard Time.

attained age - The insured's age on the effective date, plus the life insurance benefit proceeds upon the insured's death.

beneficiary - The person (s) to whom we pay the life insurance benefit proceeds upon the insured's death.

cash value - During the free look period, the cash value is the amount in the general account. After the free look period, the cash value is the sum of the value of the Policy's accumulation units in each subaccount and the loan account.

Code - The Internal Revenue Code of 1986, as amended.

due proof of death - Proof of death satisfactory to Western Reserve, which may consist of the following: (1) a certified copy of the death record; (2) a certified copy of a court decree reciting a finding of death; or (3) any other proof satisfactory to Western Reserve.

effective date - The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount - A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

free-look period - The period shown on your Policy's cover page during which you may examine and return the Policy and receive a refund. The length of your free-look period varies by state.

general account - Western Reserve's assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness - The loan amount plus any accrued loan interest.

insured - The person whose life is insured by the Policy.

issue age - The insured's age on the effective date.

lapse - Termination of the Policy at the expiration of the late period while the insured is still living.

late period - A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions and thereby prevent the Policy from lapsing.

life insurance benefit - The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option - One of the three options that you may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds - The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account - A portion of the general account where we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value - The cash value in the loan account.

loan amount - The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day - The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value - The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium - The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act - The Investment Company Act of 1940, as amended.

NYSE - New York Stock Exchange.

owner - The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the owner, unless otherwise stated in the Policy.

planned premium - The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary - The same date in each Policy year as the effective date.

policy month - A one-month period beginning on the monthly deduction day.

policy year - A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) - A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC - U.S. Securities and Exchange Commission.

separate account - WRL Series Life Corporate Account. We established the separate account to receive and invest net premiums under the Policy.

settlement options - The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount - A subdivision of the separate account, whose assets are invested in a corresponding portfolio.

subaccount value - The cash value in a subaccount.

target premium - An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day - For each subaccount, each day on which the New York Stock Exchange is open for regular business except for days that a subaccount's corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for business and a portfolio does not value its shares.

valuation period - The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, our - Western Reserve Life Assurance Co. of Ohio.   (Western Reserve)

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policyowner) - The person entitled to exercise all rights as owner under the Policy.

APPENDIX A

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted form portfolio assets):

         The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2002 (except as noted in the footnotes). The information in this table (and in footnote 9 thereto) was provided to Western Reserve by the Fund. Western Reserve has not independently verified such information. Expenses of the portfolio may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus.


                                                                                                  FEES AND
                                                                                GROSS TOTAL       EXPENSES       TOTAL NET
                                              MANAGEMENT     OTHER     12B-1      ANNUAL         WAIVED OR        ANNUAL
PORTFOLIO                                        FEES       EXPENSES    FEES      EXPENSES      REIMBURSED(9)    EXPENSES
                                                 ---        --------   -----      --------      -------------    --------
Gateway Variable Insurance Trust Fund(1)         0.50%       0.94%      N/A        1.44%            0.44%         1.00%
Fidelity VIP Contrafund(R)                       0.58%       0.10%      N/A        0.68%            0.00%         0.68%
PIMCO Total Return (Institutional Class)         0.25%       0.25%      N/A        0.50%            0.00%         0.50%
(2)(3)
PIMCO High-Yield (Institutional Class)(2)        0.25%       0.25%      N/A        0.50%            0.00%         0.50%
(3)
PBHG Large Cap Growth Insurance Series           0.75%       0.27%      N/A        1.02%            0.00%         1.02%
Portfolio(4)
PBHG Select Value Insurance Series               0.65%       0.21%      N/A        0.86%            0.00%         0.86%
Portfolio(5)
T. Rowe Price Equity Income(6)                   0.85%       0.00%      N/A        0.85%            0.00%         0.85%
T. Rowe Price Mid-Cap Growth Portfolio(6)        0.85%       0.00%      N/A        0.85%            0.00%         0.85%
Janus Aspen Series Capital Appreciation          0.65%       0.01%      N/A        0.66%            0.00%         0.66%
Janus Aspen Series Worldwide Growth              0.65%       0.04%      N/A        0.69%            0.00%         0.69%
Janus Aspen Series Aggressive Growth             0.65%       0.02%      N/A        0.67%            0.00%         0.67%
Janus Aspen Series Flexible Income               0.64%       0.03%      N/A        0.67%            0.00%         0.67%
Janus Aspen Series International Growth          0.65%       0.06%      N/A        0.71%            0.00%         0.71%
Janus Aspen Series Balanced Portfolio            0.65%       0.01%      N/A        0.66%            0.00%         0.66%
Vanguard VIF Short-Term Corporate                0.16%       0.05%      N/A        0.21%            0.00%         0.21%
Vanguard VIF Total Bond Market Index             0.19%       0.03%      N/A        0.22%            0.00%         0.22%
Vanguard VIF High-Yield Bond                     0.24%       0.04%      N/A        0.28%            0.00%         0.28%
Vanguard VIF Equity Index                        0.16%       0.02%      N/A        0.18%            0.00%         0.18%
Vanguard VIF Diversified Value                   0.43%       0.05%      N/A        0.48%            0.00%         0.48%
Vanguard VIF Mid-Cap Index                       0.24%       0.06%      N/A        0.30%            0.00%         0.30%
Vanguard VIF International                       0.34%       0.09%      N/A        0.43%            0.00%         0.43%
Vanguard VIF REIT Index                          0.29%       0.10%      N/A        0.39%            0.00%         0.39%
Vanguard VIF Money Market                        0.15%       0.03%      N/A        0.18%            0.00%         0.18%
Vanguard VIF Small Company Growth                0.47%       0.04%      N/A        0.51%            0.00%         0.51%
Vanguard VIF Total Stock Market Index            0.17%       0.03%      N/A        0.20%            0.00%         0.20%
Portfolio
Vanguard VIF Capital Growth Portfolio            0.44%       0.04%      N/A        0.48%            0.00%         0.48%
Vanguard VIF Balanced Portfolio                  0.28%       0.02%      N/A        0.30%            0.00%         0.30%
Royce Micro-Cap(7)                               1.25%       0.17%      N/A        1.42%            0.07%         1.35%
First Eagle Overseas Variable Fund(8)            0.75%       1.33%      N/A        2.08%            0.58%         1.50%
Third Avenue Funds Value Fund                    0.90%       0.40%      N/A        1.30%            0.00%         1.30%
Rydex OTC Fund                                   0.75%       0.70%      N/A        1.45%            0.00%         1.45%
Rydex NOVA Fund                                  0.75%       0.70%      N/A        1.45%            0.00%         1.45%

1) The Fund's adviser has contractually agreed to waive all or a portion of its management fees in order to maintain total annual Fund operating expenses at 1.00% through December 31, 2002. The adviser has not agreed to reimburse any Fund expenses.

2) "Other Expenses" reflects the following: for Short-Term (Inst. Class), a 0.20% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees, and 0.02% interest expense; for StocksPLUS Growth and Income (Inst. Class), a 0.10% administrative fee, 0.01% representing the Portfolio's pro rata Trustees' fees and 0.02% interest expense; for Total Return (Inst. Class) a 0.25% administrative fee.

3) For Short-Term (Inst. Class), ratio of net expenses to average net assets excluding interest expense is 0.45%; for StocksPLUS Growth and Income (Inst. Class) ratio of net expenses to average net assets excluding interest expense is 0.50%.

4) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2002. However, you should know that for the fiscal year ended December 31, 2002, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fee payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.10%. In addition, in connection with Old Mutual plc's acquisition of Pilgrim Baxter's parent company, Old Mutual and Pilgrim Baxter have agreed to maintain this expense limitation agreement until December 31, 2002. You should know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.10%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2001.

5) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2002. However, you should know that for the fiscal year ended December 31, 2002, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fee payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.00%. In addition, in connection with Old Mutual plc's acquisition of Pilgrim Baxter's parent company, Old Mutual and Pilgrim Baxter have agreed to maintain this expense limitation agreement until December 31, 2002. You should know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.00%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2001.

6) The portfolio pays T. Rowe Price an annual all-inclusive fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the portfolio's independent directors. The fee is based on portfolio average daily net assets and is calculated and accrued daily.

7) Royce has contractually agreed to waive its fee to the extent necessary to maintain the Fund's Net Annual Operating Expense ratio at or below 1.35% through December 31, 2002 and 2.29% through December 31, 2010.

8) The annualized ratios of operating expenses to average net assets for the period ended December 31, 2001 would have been 2.08% without the effect of the investment advisory fee waiver and expense reimbursement provided by the advisor, which are capped through October 31, 2002.

9) For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:

                                                                                                  FEES AND
                                                                                GROSS TOTAL       EXPENSES      TOTAL NET
                                              MANAGEMENT     OTHER     12B-1       ANNUAL         WAIVED OR       ANNUAL
PORTFOLIO                                        FEES       EXPENSES    FEES      EXPENSES        REIMBURSED     EXPENSES
                                                 ----       --------   -----      --------        ----------     --------
Gateway Variable Insurance Trust Fund(1)         0.50%       0.94%      N/A        1.44%            0.44%         1.00%
Royce Micro-Cap(2)                               1.25%       0.17%      N/A        1.42%            0.07%         1.35%
First Eagle Overseas Variable Fund(3)            0.75%       1.33%      N/A        2.08%            0.58%         1.50%

1) The Fund's adviser has contractually agreed to waive all or a portion of its management fees in order to maintain total annual Fund operating expenses at 1.00% through December 31, 2002. The adviser has not agreed to reimburse any Fund expenses.

2) Royce has contractually agreed to waive its fee to the extent necessary to maintain the Fund's Net Annual Operating Expense ratio at or below 1.35% through December 31, 2002 and 2.29% through December 31, 2010.

3) The annualized ratios of operating expenses to average net assets for the period ended December 31, 2001 would have been 2.08% without the effect of the investment advisory fee waiver and expense reimbursement provided by the advisor, which are capped through October 31, 2002.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge, with certain personalized hypothetical illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2001. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

INQUIRIES

         To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

         For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our administrative office at:

                     Western Reserve Life
                     4333 Edgewood Road NE
                     Mail Stop 2390
                     Cedar Rapids, Iowa 52499
                     1-888-804-8461
                     Facsimile: 1-319-369-2378
                     (Monday - Friday from 8:00 a.m. - 4:30  p.m. Central time)




         More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

                       STATEMENT OF ADDITIONAL INFORMATION


MAY 1, 2003
                                WRL ADVANTAGE IV
                                 ISSUED THROUGH
                        WRL SERIES LIFE CORPORATE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                             ADMINISTRATIVE OFFICE:
                               4333 EDGEWOOD RD NE
                                  MAILSTOP 2390
                             CEDAR RAPIDS, IA 52499
                                 (888) 804-8461
                                 (610) 439-5253


This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the WRL Advantage IV, an individual variable adjustable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio, a Transamerica Company and member of AEGON Insurance Group. You may obtain a copy of the prospectus dated May 1, 2003, by calling (888) 804-8461 (Monday - Friday from 8:00 a.m. - 4:30 p.m. CST), or by writing to the administrative office at Western Reserve Life, 4333 Edgewood Rd NE, Cedar Rapids, Iowa, 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

             THIS SAI IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN
CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE WRL SERIES LIFE CORPORATE
                                    ACCOUNT.

TABLE OF CONTENTS

Glossary ..........................................................................................................      1
The Policy - General Provisions ...................................................................................      3
         Ownership Rights..........................................................................................      3
         Our Right to Contest the Policy...........................................................................      4
         Suicide Exclusion.........................................................................................      4
         Misstatement of Age or Gender.............................................................................      4
         Modifying the Policy......................................................................................      4
         Life Insurance Benefit....................................................................................      4
         Addition, Deletion, or Substitution of Investments........................................................      6
Additional Information.............................................................................................      7
         Settlement Options........................................................................................      7
         Additional Information about Western Reserve and the Separate Account.....................................      8
         Potential Conflicts of Interest...........................................................................      8
         Legal Matters.............................................................................................      8
         Variations in Policy Provisions...........................................................................      9
         Personalized Illustrations of Policy Benefits.............................................................      9
         Sale of the Policies......................................................................................      9
         Reports to Owners.........................................................................................     10
         Claims of Creditors.......................................................................................     10
         Records...................................................................................................     10
         Additional Information....................................................................................     10
         Experts...................................................................................................     10
         Financial Statements......................................................................................     11
Underwriting.......................................................................................................     11
         Underwriting Standards....................................................................................     11
IMSA     ..........................................................................................................     11
Performance Data...................................................................................................     12
         Other Performance Data in Advertising Sales Literature....................................................     12
         Western Reserve's Published Ratings.......................................................................     12

GLOSSARY

accumulation unit - A unit of measurement used to calculate values under the Policy.

administrative office - Western Reserve's administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52449, (610) 439-5253. Our phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. - 4:30 p.m. Central Standard Time.

attained age - The insured's age on the effective date, plus the life insurance benefit proceeds upon the insured's death.

beneficiary - The person (s) to whom we pay the life insurance benefit proceeds upon the insured's death.

cash value - During the free look period, the cash value is the amount in the general account. After the free look period, the cash value is the sum of the value of the Policy's accumulation units in each subaccount and the loan account.

Code - The Internal Revenue Code of 1986, as amended.

effective date - The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount - A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

general account - Western Reserve's assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness - The loan amount plus any accrued loan interest.

insured - The person whose life is insured by the Policy.

issue age - The insured's age on the effective date.

lapse - Termination of the Policy at the expiration of the late period while the insured is still living.

late period - A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions and thereby prevent the Policy from lapsing.

life insurance benefit - The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option - One of the three options that you may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds - The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account - A portion of the general account where we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value - The cash value in the loan account.

loan amount - The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day - The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value - The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium - The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act - The Investment Company Act of 1940, as amended.

NYSE - New York Stock Exchange.

owner - The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the owner, unless otherwise stated in the Policy.

planned premium - The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary - The same date in each Policy year as the effective date.

policy month - A one-month period beginning on the monthly deduction day.

policy year - A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) - A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC - U.S. Securities and Exchange Commission.

separate account - WRL Series Life Corporate Account. We established the separate account to receive and invest net premiums under the Policy.

settlement options - The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount - A subdivision of the separate account, whose assets are invested in a corresponding portfolio.

subaccount value - The cash value in a subaccount.

target premium - An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day - For each subaccount, each day on which the New York Stock Exchange is open for regular business except for days that a subaccount's corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for business and a portfolio does not value its shares.

valuation period - The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, our - Western Reserve Life Assurance Co. of Ohio.   (Western Reserve)

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policyowner) - The person entitled to exercise all rights as owner under the Policy.


In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

THE POLICY - GENERAL PROVISIONS

OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

CHANGING THE OWNER                  -        Change the owner by providing
                                             written notice to us at our
                                             administrative office at any time
                                             while the insured is alive and the
                                             Policy is in force.
                                    -        Change is effective as of the date
                                             that the written notice is accepted
                                             by us at our administrative office.
                                    -        Changing the owner does not
                                             automatically change the
                                             beneficiary.
                                    -        Changing the owner may have tax
                                             consequences. You should consult a
                                             tax advisor before changing the
                                             owner.
                                    -        We are not liable for payments we
                                             made before we received the written
                                             notice at our administrative
                                             office.

CHOOSING THE BENEFICIARY            -        The owner designates the
                                             beneficiary (the person to receive
                                             the life insurance benefit when the
                                             insured dies) in the application.
                                    -        Any beneficiary designation is
                                             revocable unless otherwise stated
                                             in the designation.
                                    -        If the owner designates more than
                                             one beneficiary, then each
                                             beneficiary shares equally in any
                                             life insurance benefit proceeds
                                             unless the beneficiary designation
                                             states otherwise.
                                    -        If the beneficiary dies before the
                                             insured, then any contingent
                                             beneficiary becomes the
                                             beneficiary.
                                    -        If both the beneficiary and
                                             contingent beneficiary die before
                                             the insured, then the life
                                             insurance benefit will be paid to
                                             the owner or the owner's estate
                                             upon the insured's death.

CHANGING THE BENEFICIARY            -        The owner changes the beneficiary
                                             by providing written notice to us
                                             at our administrative office any
                                             time while the insured is
                                             alive and the Policy is in force.
                                    -        Change is effective as of the date
                                             the owner signs the written notice.
                                    -        We are not liable for any payments
                                             we made before we received the
                                             written notice at our
                                             administrative office.

ASSIGNING THE POLICY                -        The owner may assign Policy rights
                                             while the insured is alive.
                                    -        The owner retains any ownership
                                             rights that are not assigned.
                                    -        We must receive written notice of
                                             the assignment at our
                                             administrative office.
                                    -        Assignee may not change the owner
                                             or the beneficiary, and may not
                                             elect or change an optional method
                                             of payment. Any amount payable to
                                             the assignee will be paid in a lump
                                             sum.
                                    -        An assignment is subject to any
                                             loan amount.
                                    -        Claims under any assignment are
                                             subject to proof of interest and
                                             the extent of the assignment.
                                    -        We are not:
                                             ->   bound by any assignment
                                                  unless we receive a written
                                                  notice of the assignment at
                                                  our administrative office;

                                             ->   responsible for the validity
                                                  of any assignment;
                                             ->   liable for any payment we made
                                                  before we received written
                                                  notice of the assignment at
                                                  our administrative office; or
                                             ->   bound by any assignment which
                                                  results in adverse tax
                                                  consequences to the owner,
                                                  insured(s) or
                                                  beneficiary(ies).
                                    -        Assigning the Policy may have tax
                                             consequences. You should consult a
                                             tax advisor before assigning the
                                             Policy.

OUR RIGHT TO CONTEST THE POLICY

         In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy. We also may contest the validity of any increase of face amount or other change to the Policy if you make any material misrepresentation of a fact in the application (or any supplemental application) for the increase or change to the Policy. In the absence of fraud, we consider statements made in the application(s) to be representations, not warranties.

         In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the effective date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot bring any legal action to contest the validity of any increase in face amount effective after the effective date, or any reinstatement, for two years from the effective date of the increase or reinstatement.

SUICIDE EXCLUSION

         If the insured commits suicide, while sane or insane, within two years of the effective date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals. We will pay this amount to the beneficiary in one sum.

         If the insured commits suicide, while sane or insane, within two years of the effective date of any increase in the face amount or additional coverage rider, our liability is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

MISSTATEMENT OF AGE OR GENDER

         If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the life insurance benefit and any benefits provided by rider or endorsement will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender. If the age of the insured has been overstated or understated, we will calculate future monthly deductions using the cost of insurance (and the cost of benefit provided by rider or endorsement) based on the insured's correct age and sex.

MODIFYING THE POLICY

         Only our President, one of the Vice Presidents, Secretary or an officer of Western Reserve may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

         If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

LIFE INSURANCE BENEFIT

         You may choose either the Cash Value Accumulation Test or the Guideline Premium test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and are shown in the following tables:


LIMITATION PERCENTAGES TABLE - GUIDELINE PREMIUM TEST



    INSURED'S         LIMITATION        INSURED'S        LIMITATION        INSURED'S        LIMITATION
 ATTAINED AGE ON      PERCENTAGE     ATTAINED AGE ON     PERCENTAGE      ATTAINED AGE       PERCENTAGE
POLICY ANNIVERSARY                        POLICY                           ON POLICY
                                       ANNIVERSARY                        ANNIVERSARY
------------------- ---------------- ----------------- ---------------- ---------------- -----------------
       0-40               250               59               134              78               105
        41                243               60               130              79               105
        42                236               61               128              80               105
        43                229               62               126              81               105
        44                222               63               124              82               105
        45                215               64               122              83               105
        46                209               65               120              84               105
        47                203               66               119              85               105
        48                197               67               118              86               105
        49                191               68               117              87               105
        50                185               69               116              88               105
        51                178               70               115              89               105
        52                171               71               113              90               105
        53                164               72               111              91               104
        54                157               73               109              92               103
        55                150               74               107              93               102
        56                146               75               105             94-99             101
        57                142               76               105         100 and older         100
        58                138               77               105

           LIMITATION PERCENTAGES TABLE - CASH VALUE ACCUMULATION TEST


    INSURED'S         LIMITATION       INSURED'S        LIMITATION        INSURED'S       LIMITATION PERCENTAGE
    ATTAINTED         PERCENTAGE      ATTAINED AGE      PERCENTAGE      ATTAINED AGE
  AGE ON POLICY                        ON POLICY                          ON POLICY
   ANNIVERSARY                        ANNIVERSARY                        ANNIVERSARY
------------------ ----------------- --------------- ----------------- ---------------- ---------------------------
                    Male    Female                    Male    Female                      Male         Female
------------------ ------- --------- --------------- ------- --------- ---------------- ---------- ----------------
       20           631      751           47         267      312           74            137           148
       21           612      727           48         259      303           75            135           145
       22           595      704           49         251      294           76            133           142
       23           577      681           50         244      285           77            131           139
       24           560      659           51         237      276           78            129           136
       25           542      638           52         230      268           79            127           134
       26           526      617           53         224      261           80            125           131
       27           509      597           54         218      253           81            124           129
       28           493      578           55         212      246           82            122           127
       29           477      559           56         206      239           83            121           125
       30           462      541           57         201      232           84            119           123
       31           447      523           58         195      226           85            118           121
       32           432      506           59         190      219           86            117           119
       33           418      489           60         186      213           87            116           118
       34           404      473           61         181      207           88            115           117
       35           391      458           62         177      201           89            114           115
       36           379      443           63         172      196           90            113           114
       37           366      428           64         168      191           91            112           113
       38           355      414           65         164      186           92            111           111
       39           343      401           66         161      181           93            110           110
       40           332      388           67         157      176           94            109           109
       41           322      376           68         154      172           95            107           108
       42           312      364           69         151      167           96            106           106
       43           302      353           70         148      163           97            105           105
       44           293      342           71         145      159           98            103           103
       45           284      332           72         142      155           99            102           102
       46           275      322           73         140      152           100           100           100

         If the federal tax code requires us to determine the life insurance benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

         We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgement further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

         We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

         In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

ADDITIONAL INFORMATION

SETTLEMENT OPTIONS

         When the insured dies, the beneficiary may apply the lump sum life insurance benefit proceeds to one of the settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

         Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

         Under a settlement option, the dollar amount of each payment may depend on four things:

         - the amount of the surrender on the surrender date or life insurance benefit proceeds on the insured's date of death;
         -        the interest rate we credit on those amounts;
         -        the mortality tables we use; and
         -        the specific payment option(s) you choose.


FIXED PERIOD OPTION                 -        We will pay the proceeds, plus
                                             interest, in equal monthly
                                             installments for a fixed period of
                                             your choice, but not longer than
                                             360 months.
                                    -        We will stop making payments once
                                             we have made all the payments for
                                             the period selected.

LIFE INCOME OPTION                  At your or the beneficiary's direction, we
                                    will make equal monthly installments:

                                    -        only for the life of the payee, at
                                             the end of which payments will end;
                                             or
                                    -        for the longer of the payee's life,
                                             or for a certain period of 5 or 10
                                             years if the payee dies before the
                                             end of the certain period; or
                                    -        for the longer of the payee's life,
                                             or until the total amount of all
                                             payments we have made equals the
                                             proceeds that were applied to the
                                             settlement option.

JOINT AND SURVIVOR INCOME OPTION    -        We will make equal monthly payments
                                             during the joint lifetime of two
                                             persons.
                                    -        Payments to the surviving payee
                                             will equal either:

                                             ->  the full amount paid to the
                                                 payee before the payee's death;
                                                 or
                                             ->  two-thirds of the amount paid
                                                 to the payee before the payee's
                                                 death.

                                    -        All payments will cease upon the
                                             death of the surviving payee.

ADDITIONAL INFORMATION ABOUT WESTERN RESERVE AND THE SEPARATE ACCOUNT

         Western Reserve is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is wholly-owned indirectly by AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. AEGON USA is a wholly-owned indirect subsidiary of AEGON N.V., a Netherlands corporation, which is a publicly traded international insurance group. Western Reserve's administrative office is located at 4333 Edgewood Rd NE, Cedar Rapids, IA, 52499.

         Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

         Western Reserve established the separate account as a separate investment account under Ohio law in 1997. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

         Western Reserve holds the assets of the separate account apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

POTENTIAL CONFLICTS OF INTERESTS

         Shares of certain Portfolios are sold to separate accounts of insurance companies that may or may not be affiliated with Western Reserve or each other. In addition, shares of certain portfolios are also sold to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. It is possible that a material conflict may arise between the interests of owners of the Policies and owners of other variable life insurance policies or variable annuity contracts whose accumulation values are allocated to a portfolio. Material conflicts could result from, for example,
(1) changes in state insurance laws, (2) changes in Federal income tax laws, or
(3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners. Although neither Western Reserve nor the portfolios currently foresee any such disadvantages, Western Reserve and each portfolio's Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action to take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economics of scale resulting from a larger combined fund.

LEGAL MATTERS

         Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

VARIATIONS IN POLICY PROVISIONS

         Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request.

         The illustrations also will reflect the average portfolio expenses for 2002. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

         The illustrations are hypothetical only and are not representations of future returns or Policy values and benefits. Your actual results will differ from those in the illustrations.

SALE OF THE POLICIES

         The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Western Reserve and AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. Both AFSG and Western Reserve are indirect subsidiaries of AEGON U.S.A. Corporation. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986, under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and Western Reserve on behalf of its separate account went into effect May 1, 1999. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but for Policies issued on or after May, 1, 2001, it is not expected to be greater than:

         - 20% of all premiums paid up to target premium in the first Policy year, PLUS
         - 3.2% of all premiums paid in excess of target premium in first Policy year, plus
         - 10% of all premiums paid up to target premium in years 2 through 4; PLUS
         - 3.2 % of all premiums paid in excess of target premium in years 2 through 7, PLUS
         - 2.4% of all premiums paid up to target premium in years 8+, PLUS
         -        2.4% of all premiums paid in excess of target premium in years
                  8+.

We will pay an additional trail commission of 0.10% on the account value after the first policy year. A trail commission of 0.10% will be paid in all subsequent policy years in which such policies are in force at the end of the year. Different commissions apply for Policies issued prior to May 1, 2001.

         AFSG received sales compensation with respect to the Policies in the following amounts during the periods indicated.

                FISCAL        AGGREGATE AMOUNT OF COMMISSIONS     AGGREGATE AMOUNT COMMISSIONS RETAINED BY AFSG
                YEAR              PAID TO AFSG SECURITIES(1)      SECURITIES AFTER PAYMENTS TO ITS REGISTERED
                                                                  PERSONS AND OTHERS BROKERS-DEALERS
                ------------- -------------------------------     ----------------------------------------------
                2000                               $0                                  $0
                2001                               $0                                  $0
                2002                               $0                                  $0

                (1) These figures include sales compensation paid to registered persons of AFSG.

         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Payments may also be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures, and similar services.

         We intend to recoup commissions and other sales expenses through: the percent of premium load, the deferred sales load, the cost of insurance charge, the mortality and expense risk charge, and earnings on amounts allocated under the Policies to the loan account. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to policyowners.

         We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

REPORTS TO OWNERS

         At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

[X]      the current cash value                     [X]      any activity since the last report
[X]      the current net cash value                 [X]      the current subaccount values and loan account value
[X]      the current life insurance benefit         [X]      current net premium allocations
[X]      the current loan amount                    [X]      any other information required by law

         You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in life insurance benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

CLAIMS OF CREDITORS

         Except as described in the assignment section above, payments we make under the Policy are, to the extent permitted by law, exempt from the claims, attachments or levies of any creditors.

RECORDS

         We will maintain all records relating to the separate account.

ADDITIONAL INFORMATION

         A registration statement under the Securities act of 1933 has been filed with the SEC relating to the offering described in the prospectus and this statement of additional information. Neither the prospectus nor this statement of additional information include all the information included in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

EXPERTS

         The financial statements of WRL Series Life Corporate Account at December 31, 2001 and for each of the two years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The statutory-basis financial statements and schedules of Western Reserve at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, located at 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Actuarial matters included in this SAI have been examined by Matt Monson, Actuary, of Western Reserve, as stated in the opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

         Western Reserve's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these financial statements and schedules only as bearing upon Western Reserve's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

         Western Reserve's financial statements and schedules at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.


UNDERWRITING

UNDERWRITING STANDARDS

         This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

         Your cost of insurance charge will vary by the insured's gender, issue age on the effective date, and rate class. We currently place insureds into the following rate classes:

         -        Medical issue;
         -        Simplified issue;
         -        Guaranteed Issue;
         -        Non-tobacco use;
         -        Tobacco use

         We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds that use tobacco.

IMSA

         We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 202-624-2121.

PERFORMANCE DATA

OTHER PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

         We may compare each subaccount's performance to the performance of:

         -        other variable life issuers in general;
         - variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);
                   ->      Lipper and Morningstar rank variable annuity
                           contracts and variable life policies. Their
                           performance analysis ranks such policies and
                           contracts on the basis of total return, and assumes
                           reinvestment of distributions; but it does not show
                           sales charges, redemption fees or certain expense
                           deductions at the separate account level.
         - the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
                  ->       unmanaged indices may assume the reinvestment of
                           dividends, but usually do not reflect deductions for
                           the expenses of operating or managing an investment
                           portfolio; or
         -        other types of investments, such as:
                  ->       certificates of deposit;
                  ->       savings accounts and U.S. Treasuries;
                  ->       certain interest rate and inflation indices (e.g.,
                           the Consumer Price Index); or
                  ->       indices measuring the performance of a defined group
                           of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman
                           Brothers Corporate Bond Index, or Lehman Brothers
                           Government Bond Index).

WESTERN RESERVE'S PUBLISHED RATINGS

         We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their respective portfolios, or to their performance.

                            PART C: OTHER INFORMATION


ITEM 27. EXHIBITS

(a)      Board of Directors Resolution(1)
(b)      Custodian Agreements (Not Applicable)
(c)      Underwriting Contracts(1)
         i.       Principal Underwriting Agreement(1)
         ii.      Selected Broker Agreement(1)
(d)      Contracts
         i.       Specimen Variable Adjustable Life Insurance Policy(1)
         ii.      Amendatory Endorsement(7)
(e)      Applications(1)
(f)      Depositor's Certificate of Incorporation and By-Laws
         i.       Second Amended Articles of Incorporation of Western Reserve(2)
         ii.      Amended Code of Regulations (By-Laws) of Western Reserve(2)
(g)      Reinsurance Contracts
         i.       Reinsurance Treaty dated July 1, 2002*
         ii.      Reinsurance Treaty dated July 1, 2002*
         iii.     Reinsurance Treaty dated July 1, 2002*
(h)      Participation Agreements
         i.       Participation Agreement regarding BT Insurance Funds Trust(3)
         ii.      a. Participation Agreement regarding Fidelity Variable
                     Insurance Products Fund(5)
                  b. Participation Agreement regarding Fidelity Variable
                     Insurance Products Fund II(5)
                  c. Participation Agreement regarding Fidelity Variable
                     Insurance Products Fund III(5)
         iii.     Participation Agreement regarding PIMCO Variable Insurance
                     Trust(5)
                  a. Second Amendment to Participation Agreement Between PIMCO
                     Funds Distributors LLC, and Western Reserve Life Assurance
                      Co. of Ohio(10)
         iv. Participation Agreement regarding T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc.(5)
         v.       Participation Agreement regarding Janus Aspen Series(5)
         vi. Participation Agreement regarding INVESCO Variable Investment Funds, Inc.(4)
         vii. Participation Agreement regarding Universal Institutional Funds, Inc.(7)
         viii Participation Agreement regarding Vanguard Variable Insurance Funds(8)
         ix.      Participation Agreement regarding Royce Capital Fund(9)
         x.       Participation Agreement regarding Rydex Variable Trust(10)
         xi. Participation Agreement regarding Gateway Variable Insurance Trust(10)
         xii. Participation Agreement regarding First Eagle SoGen Variable Funds, Inc.(10)
         xiii. Participation Agreement regarding Third Avenue Variable Insurance Trust(10)
         xiv.     Participation Agreement regarding PBHG Insurance Series
                  Fund(10)
(i)      Administrative Contracts
         i.       Third Party Administration and Transfer Agent Agreement
(j)      Other Material Contracts
         i.       Power of Attorney(3)

         ii.      Power of Attorney for Jerome A. Vahl(6)
         iii.     Power of Attorney for Kevin Bachmann(10)
         iv.      Power of Attorney for Brenda K. Clancy(10)
         v.       Power of Attorney for Michael W. Kirby(10)
         vi.      Power of Attorney for Paul Reaburn(10)
         vii.     Power of Attorney for Jerome C. Vahl(10)
(k)      Legal Opinion*
(l)      Actuarial Opinion (Not Applicable)
(m)      Calculation (Not Applicable)
(n)      Other Opinions
         i.       Consent of Ernst & Young LLP*
(o)      Omitted Financial Statements (Not Applicable)
(p)      Initial Capital Agreements (Not Applicable)
(q)      Redeemability Exemption
         i. Memorandum describing issuance, transfer and redemption procedures(3)

*        To be added by amendment.

1        Incorporated herein by reference to the initial filing of this Form S-6 registration statement on June 25, 1998 (File No. 333-57681).

2        Incorporated herein by reference to Post-Effective Amendment No. 11 to
Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556).

3        Incorporated herein by reference to Pre-Effective Amendment No. 1 to
Form S-6 Registration Statement filed November 2, 1998 (File No. 333-57681)

4        Incorporated herein by reference to Post-Effective Amendment No. 4 to
Form S-6 registration statement filed November 10, 1999. (File No. 333-57681)

5        Incorporated herein by reference to Post-Effective Amendment No. 3 to
Form S-6 registration statement filed September 23, 1999. (File No. 333-57681)

6        Incorporated herein by reference to Post-Effective Amendment No. 5 to
Form S-6 registration statement filed April 27, 2000. (File No. 333-57681)

7        Incorporated herein by reference to Post-Effective Amendment No. 6 to
Form S-6 registration statement filed November 1, 2000. (File No. 333-57681)

8        Incorporated herein by reference to Post-Effective Amendment No. 8 to
Form S-6 registration statement filed November 28, 2001. (File No. 333-57681)

9        Incorporated herein by reference to Post-Effective Amendment No. 9 to
Form S-6 registration statement filed April 29, 2002. (File No. 333-57681)

10       Incorporated herein by reference to Post-Effective Amendment No. 10 to
Form S-6 registration statement filed July 3, 2002. (File No. 333-57681)

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME           PRINCIPAL BUSINESS             POSITION
                         BUSINESS ADDRESS
  Michael W. Kirby             (1)             Director, Chairman of the Board
                                               and Chief Executive Officer
  Jerome C. Vahl               (1)             Director and President
  Brenda K. Clancy             (1)             Director and Vice President
  Paul Reaburn                 (1)             Director and Vice President
  Kevin Bachmann               (2)             Director and Vice President
  Alan M. Yaeger               (2)             Executive Vice President, Actuary,
                                               and Chief Financial Officer
  William H. Geiger            (2)             Senior Vice President, Corporate
                                               Counsel and Group Vice-President
                                               - Compliance and Secretary
  Allan J. Hamilton            (2)             Vice President, Treasurer and Controller

(1) 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001

(2) 570 Carillon Parkway, St. Petersburg, Florida 33716

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 registration statement for Separate Account P of Transamerica Life Insurance Company filed November 8, 2002. (File No. 333-98891).

ITEM 30. INDEMNIFICATION

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

         Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          Ohio General Corporation Law

SECTION 1701.13 AUTHORITY OF CORPORATION

         (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

         (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

         (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1 ) and (2) of this section. Such determination shall be made as follows:

         (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

         (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

         (c)  By the shareholders;

         (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

         Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

         (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

         (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

         (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

         (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

         (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

         (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           Second Amended Articles of Incorporation of Western Reserve

                                 ARTICLE EIGHTH

         EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or
(b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

         (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 Amended Code of Regulations of Western Reserve

                                    ARTICLE V

         Indemnification of Directors and Officers

         Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.


ITEM 31. PRINCIPAL UNDERWRITERS

A. AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VL A and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C, AUSA Series Life Account, AUSA Series Annuity Account and AUSA Series Annuity Account B. These accounts are separate accounts of AUSA Life Insurance Company, Inc.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity

Account B. These accounts are separate accounts of Western Reserve Life Assurance Company of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA G, Separate Account VA H, Separate Account VA-2L and Transamerica Occidental Life Separate Account VUL-3. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA-2LNY. This account is a separate account of Transamerica Life Insurance Company of New York.


B.  Directors and Officers of AFSG

                             Principal
Name                         Business      Position and Offices with Underwriter
                             Address
Larry N. Norman                (1)         Director and President
Anne M. Spaes                  (1)         Director and Vice President
Lisa A. Wachendorf             (1)         Director, Vice President and Chief
                                           Compliance Officer
John K. Carter                 (2)         Vice President
William G. Cummings            (2)         Vice President, Treasurer and Controller
Thomas R. Moriarty             (2)         Vice President
Christopher G. Roetzer         (2)         Vice President
Michael V. Williams            (2)         Vice President
Frank A. Camp                  (1)         Secretary
Priscilla I. Hechler           (2)         Assistant Vice President and Assistant
                                           Secretary
Linda Gilmer                   (1)         Assistant Treasurer
Darin D. Smith                 (1)         Vice President and Assistant Secretary
Teresa L. Stolba               (1)         Assistant Compliance Officer
Emily M. Bates                 (3)         Assistant Treasurer
Clifton W. Flenniken, III      (4)         Assistant Treasurer

(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001
(2) 570 Carillon Parkway, St. Petersburg, FL 33716-1202
(3) 400 West Market Street, Louisville, Kentucky 40202
(4) 1111 North Charles Street, Baltimore, Maryland 21201

C.  Compensation to Principal Underwriter from Registrant

  For Fiscal Year 2002

                      Net Underwriting
Name of Principal     Discounts and       Compensation on     Brokerage
Underwriter           Commissions         Redemption          Commissions  Commission

AFSG Securities            0                   0                     0          0
Corporation

ITEM 32.          LOCATION OF ACCOUNTS AND RECORDS

                  All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

ITEM 33.          MANAGEMENT SERVICES (NOT APPLICABLE)

ITEM 34.          FEE REPRESENTATION

                  Western Reserve Life Assurance Co. of Ohio ("Western Reserve") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and State of Florida on the 30th day of January, 2003.


                                WRL SERIES LIFE CORPORATE ACCOUNT
                                         (Registrant)


                         By               *
                             --------------------------------------------------
                         Name:  Michael W. Kirby
                         Title: Chairman of the Board and Chief Executive
                                Officer


                                WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                                              (Depositor)

                         By               *
                             --------------------------------------------------
                         Name:  Michael W. Kirby
                         Title: Chairman of the Board and Chief Executive
                                Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                               TITLE                            DATE


        *                      Chairman of the Board               January 30, 2003
--------------------------     and Chief Executive Officer
Michael W. Kirby



        *                      Director and President              January 30, 2003
--------------------------
Jerome C. Vahl



        *                      Director and Vice President         January 30, 2003
--------------------------
Brenda K. Clancy



        *                      Director and Vice President         January 30, 2003
--------------------------
Paul Reaburn



        *                      Director and Vice President         January 30, 2003
--------------------------
Kevin Bachmann



/s/  Allan J. Hamilton         Vice President, Treasurer           January 30, 2003
--------------------------     and Controller
Allan J. Hamilton



/s/ Alan M. Yaeger             Executive Vice President, Actuary   January 30, 2003
--------------------------     and Chief Financial Officer
Alan M. Yaeger


/s/ Priscilla Hechler
---------------------------------------------------
*Signed by Priscilla I. Hechler as Attorney in Fact

                                  EXHIBIT INDEX


Item 27 (i)                Administrative Contracts
         i.       Third Party Administration and Transfer Agent Agreement